ECOPETROL S. A.

Interim Unconsolidated Financial Statements

For the three-month periods ended March 31, 2014 and 2013
(unaudited) and the year ended December 31, 2013.

ECOPETROL S. A.

Unconsolidated Balance Sheets

As at March 31, 2014 (unaudited) and December 31, 2013

(Expressed in millions of Colombian pesos)

	March 31,	December 31,
	2014	2013
Assets

Current assets:
Cash and cash equivalents (notes 2 and 3)	$4,722,884	3,901,277
Investments (notes 2 and 4)	615,537	1,469,255
Accounts and notes receivable, net (notes 2 and 5)	6,813,050	6,347,082
Inventories, net (note 6)	2,602,048	2,560,491
Advances and deposits (notes 2 and 7)	8,152,842	7,396,275
Prepaid expenses (note 8)	61,076	70,001
Total current assets	22,967,437	21,744,381

Long term assets:
Investments (notes 2 and 4)	36,719,227	35,218,103
Accounts and notes receivable, net (note 5)	1,599,460	1,594,709
Advances and deposits (notes 2 and 7)	371,615	398,788
Deposits held in trust (note 9)	315,737	314,395
Property, plant and equipment, net (note 10)	20,250,706	20,286,196
Natural and environmental resources, net (note 11)	17,063,685	17,518,335
Deferred charges (note 12)	3,081,961	3,519,867
Other assets (notes 2 and 13)	2,523,785	2,689,882
Valuations	10,763,357	10,756,572
Total assets	$115,656,970	114,041,228

Liabilities and Shareholders' Equity

Current liabilities:
Financial obligations (notes 2 and 14)	207,877	342,410
Accounts payable and related parties (notes 2 and 15)	16,832,439	8,337,525
Taxes, contributions and duties payable (note 16)	8,301,297	7,934,093
Labor and pension liabilities (note 17)	203,613	226,658
Estimated liabilities and provisions (notes 2 and 18)	1,691,007	1,722,243
Total current liabilities	27,236,233	18,562,929

Long term liabilities:
Financial obligations (notes 2 and 14)	12,240,060	11,977,888
Labor and pension liabilities (note 17)	4,354,346	4,277,832
Estimated liabilities and provisions (note 18)	4,935,050	4,914,864
Other long-term liabilities (note 19)	2,422,646	2,513,190
Total liabilities	51,188,335	42,246,703

Shareholders' Equity
(Note 20 and see attached unconsolidated statement)	64,468,635	71,794,525
Total liabilities and Shareholders' Equity	$115,656,970	114,041,228

Memorandum accounts (note 21) :
Debtors	$137,518,283	132,941,485
Creditors	$(98,985,287)	(97,287,957)

The accompanying notes are an integral part of the Unconsolidated Financial Statements

2

ECOPETROL S. A.

Unconsolidated Statements

of Financial, Economic, Social and Environmental Activities

For the three-month periods ended March 31, 2014 and 2013 (unaudited)

(Expressed in millions of Colombian pesos, except for net income per share which is expressed in Colombian pesos)

	March	March
	2014	2013

Revenues (note 22):
Domestic sales	$6,215,697	5,114,099
Foreign sales	9,525,994	9,657,714
Total revenues	15,741,691	14,771,813

Cost of sales (note 23)	9,946,005	8,512,198
Gross margin	5,795,686	6,259,615

Operating expenses (note 24):
Administration	145,240	155,319
Operation and projects	1,097,819	959,013
Operating income	4,552,627	5,145,283

Non-operating income (expenses):
Financial expenses, net (note 25)	(129,987)	142,396
Pension expenses (notes 17 and 26)	(143,311)	(163,843)
Other income (expenses), (note 27)	19,637	18,973
Results from subsidiaries, net (note 28)	624,611	153,678
Income before income tax	4,923,577	5,296,487

Income tax (note 16)
Income tax provision	1,697,749	1,800,806

Net income for the period	$3,225,828	3,495,681

Net income per share	$78.46	85.02

The accompanying notes are an integral part of the Unconsolidated Financial Statements

3

ECOPETROL S. A.

Unconsolidated Statement of Changes in Shareholders´ Equity

For the three-month periods ended March 31, 2014 and 2013 (unaudited)

(Expressed in million of Colombian pesos, except for the dividend per share which is expressed in Colombian pesos)

							Public
	Subscribed	Additional	Legal and	Incorporated	Equity		Accounting	Accumulated	Total
	and paid-in	paid-in	other	institutional	method	Valuation	Regime	Retained	Shareholders´
	capital	capital	reserves	equity	surplus	surplus	Effect	earnings	Equity

Balance as at December 31, 2012	$10,279,175	6,954,247	12,292,735	174,080	3,923,893	16,677,664	(16,232)	14,972,950	65,258,512
Distribution of dividends ($291 per share)	-	-	-	-	-	-	-	(11,964,959)	(11,964,959)
Additional paid-in capital receivable	-	28	-	-	-	-	-	-	28
Valuation surplus	-	-	-	-	-	45,642	-	-	45,642
Appreciation of property, plant and equipment	-	-	-	-	-	-	9	-	9
Regulatory Decre 2336/95 reserve appropriation	-	-	215,407	-	-	-	-	(215,407)	-
Corporate Group unrealized gain reserve appropriation	-	-	3,461,741	-	-	-	-	(3,461,741)	-
New explorations reserve appropriation	-	-	2,595,113	-	-	-	-	(2,595,113)	-
Investment projects implementation reserve appropriation	-	-	2,628,878	-	-	-	-	(2,628,878)	-
Infill drilling campaign reserve appropriation	-	-	1,260,000	-	-	-	-	(1,260,000)	-
Release of the Corporate Group´s reserves for unrealized gains from previous years	-	-	(2,595,113)	-	-	-	-	2,595,113	-
Release of the transportation infrastructure integrity strengthening reserve	-	-	(605,135)	-	-	-	-	605,135	-
Release of the Regulatory Decree 2336/95 reserve for the previous year	-	-	(1,829,362)	-	-	-	-	1,829,362	-
Release of the Corporate Group´s reserves for unrealized gains	-	-	(2,123,538)	-	-	-	-	2,123,538	-
Equity method surplus exchange rate adjustment	-	-	-	-	356,348	-	-	-	356,348
Foreign subsidiary conversion adjustment	-	-	-	-	(47,108)	-	-	-	(47,108)
Net income for the period	-	-	-	-	-	-	-	3,495,681	3,495,681
Balance as at March 31, 2013	10,279,175	6,954,275	15,300,726	174,080	4,233,133	16,723,306	(16,223)	3,495,681	57,144,153

Balance as at December 31, 2013	$10,279,175	6,954,374	15,300,726	174,307	14,991,252	10,756,572	(14,867)	13,352,986	71,794,525
Distribution of dividends ($260 per share)	-	-	-	-	-	-	-	(10,690,342)	(10,690,342)
Additional paid-in capital receivable	-	31	-	-	-	-	-	-	31
Additional paid-in capital - called in guarantees	-	43	-	-	-	-	-	-	43
Valuation surplus	-	-	-	-	-	6,785	-	-	6,785
Property, plant and equipment revaluation	-	-	-	-	-	-	424	-	424
Release of Regulatory Decree 2336/95 reserves previous year	-	-	(215,407)	-	-	-	-	215,407	-
Corporate Group unrealized reserves appropriation previous years	-	-	3,169,024	-	-	-	-	(3,169,024)	-
Corporate Group unrealized reserves appropriation 2013 year	-	-	2,159,429	-	-	-	-	(2,159,429)	-
Appropriation of reserves for new explorations	-	-	3,855,112	-	-	-	-	(3,855,112)	-
Appropriation of reserves for future investments	-	-	3,619,229	-	-	-	-	(3,619,229)	-
Regulatory Decree 2336/95 reserve appropriation	-	-	20,989	-	-	-	-	(20,989)	-
Release for new explorations	-	-	(2,595,112)	-	-	-	-	2,595,112	-
Release of reserve for investment projects	-	-	(2,628,878)	-	-	-	-	2,628,878	-
Release of the Corporate Group´s unrealized reserves previous years	-	-	(3,461,741)	-	-	-	-	3,461,741	-
Release for drilling infill campaign	-	-	(1,260,000)	-	-	-	-	1,260,000	-
Equity method capital surplus exchange rate adjustment	-	-	-	-	277,513	-	-	-	277,513
Equity method capital surplus	-	-	-	-	(146,172)	-	-	-	(146,172)
Net income for the period	-	-	-	-	-	-	-	3,225,828	3,225,828
Balance as at March 31, 2014	$10,279,175	6,954,448	17,963,371	174,307	15,122,593	10,763,357	(14,443)	3,225,827	64,468,635

The accompanying notes are an integral part of the Unconsolidated Financial Statements

4

ECOPETROL S. A.

Unconsolidated Statements of Cash Flows

For the three-month periods ended March 31, 2014 and 2013 (unaudited)

(Expressed in millons of Colombian pesos)

	March	March
	2014	2013

Cash flows from operating activities:
Net income for the period	$3,225,828	3,495,681
Adjustments to reconcile net income to net cash provided by operating activities:
Property, plant and equipment depreciation	319,986	361,080
Exchange (gain) loss	93,976	(48,617)
Amortizations	1,009,442	876,725
Allowances	95,992	131,100
Recovery of allowances	(42,069)	(22,618)
Property, plant and equipment write-off	-	10,748
(Profit) loss in investments valuation	(1,556)	(150,045)
(Profit) loss in equity method	(624,611)	(153,678)
Net changes in asset and liabilities:
Accounts and notes receivable	(337,296)	(1,113,724)
Inventories	(43,158)	(370,693)
Deferred charges and other assets	659,193	408,111
Accounts payable and related parties	(966,742)	(691,131)
Taxes payable	297,434	263,469
Labor obligations	(21,262)	(27,062)
Estimated liabilities and provisions	(115,302)	20,688
Other long-term liabilities	(90,544)	7,154
Net cash provided by operating activities	3,459,311	2,997,188

Cash flows from investing activities:
Payment and advance for companies capitalization	1,764	-
Increase in investments	(1,471,607)	(3,473,541)
Redemption and sale of investments	1,002,920	4,046,184
Investment in natural and environmental resources	(502,757)	(468,117)
Additions to property, plant and equipment	(462,888)	(635,984)
Net cash used in investing activities	(1,432,568)	(531,458)

Cash flows from financing activities:
Financial obligations	61,299	(47,994)
Capitalizations	43	(1)
Dividends paid	(1,309,852)	(3,915,436)
Net cash used in financing activities	(1,248,510)	(3,963,431)

Net (decrease) increase in cash and cash equivalents	778,233	(1,497,701)
Exchange rate difference in cash and cash equivalents	43,374	22,556
Cash and cash equivalents at the beginning of the year	3,901,277	5,260,111
Cash and cash equivalents at the end of the period	$4,722,884	3,784,966

Additional cash flow information
Interests paid in the year	287,326	119,767
Income tax paid in the year	1,367,048	1,582,703

The accompanying notes are an integral part of the Unconsolidated Financial Statements

5

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2014 and 2013 and the year ended December 31, 2013.

(Amounts expressed in millions of Colombian pesos, except for values stated in other currencies, exchange rates and earnings per share, which are expressed in Colombian pesos)

(1)	Economic Entity and Principal Accounting Policies and Practices

Reporting Entity

Ecopetrol S.A. (hereinafter Ecopetrol or the Company) was constituted by Act 165 of 1948 and transformed through Extraordinary Decree 1760 of 2003 (as well as Decree 409 of 2006) and Act 1118 of 2006 into a state-owned stock company and then into a mixed economy company of a commercial nature, at the national level, linked to the Ministry of Mines and Energy, with an indefinite life term. Ecopetrol’s corporate purpose is the development, in Colombia or abroad, of commercial or industrial activities arising from or related to the exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products, as well as subsidiary operations, connected or complementary to these activities, in accordance with applicable regulations. Ecopetrol’s main domicile is Bogotá, Colombia, and it may establish subsidiaries, branches and agencies in Colombia or abroad.

Pursuant to Transformation Decree 1760 of 2003, all administration of the Colombian nation’s hydrocarbon reserves, as well as the administration of non-strategic assets represented by stocks and shares in companies, were separated from Ecopetrol. Furthermore, Ecopetrol’s basic structure was changed and two entities were created: a) the Agencia Nacional de Hidrocarburos (National Hydrocarbons Agency, hereinafter ANH) was created to issue and develop Colombian oil policy from that point forward (formerly the responsibility of Ecopetrol), and b) Sociedad Promotora de Energía de Colombia S.A., which received the non-strategic assets owned by Ecopetrol.

Act 1118 of December 27, 2006 changed the legal nature of Ecopetrol and authorized the Company to issue shares to be placed on the public market and acquired by Colombian individuals or legal entities. Once the shares corresponding to 10.1% of the authorized capital were issued and placed, at the end of 2007, the Company became a public-private entity of a commercial nature, at the national level, related to the Ministry of Mines and Energy.

Ecopetrol entered into a deposit agreement with JP Morgan Chase Bank, N.A., as depositary, for the issuance of ADSs evidenced by ADRs. Each of the ADSs represents 20 of Ecopetrol’s common shares or the right to receive 20 common shares of Ecopetrol.

On September 12, 2008, Ecopetrol submitted an application to the U.S. Securities and Exchange Commission (SEC) to register and list the Company’s ADSs evidenced by ADRs on the New York Stock Exchange (NYSE). The Company’s ADSs began trading on the NYSE under the “EC” symbol on September 18, 2008.

On December 3, 2009, the National Oversight Commission for Entities and Securities of Peru (from the Spanish Comisión Nacional Supervisora de Empresas y Valores del Peru - CONASEV) approved the listing of Ecopetrol’s ADRs on the Lima Stock Exchange and the registration of such securities with the Public Registry of the Securities Market. The ADRs began trading on the Lima Stock Exchange on December 4, 2009 in the Peruvian market under the “EC” symbol.

6

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

On August 13, 2010, Ecopetrol began trading its ADRs on the Toronto Stock Exchange - Canada. Thus, Ecopetrol became the first Colombian company to be listed on the Toronto Stock Exchange.

Between July 27 and August 17, 2011, Ecopetrol carried out the second placement of its public offering, authorized by Act 1118 of 2006. As a result of this process, 644,185,868 common shares were issued at a nominal price of $3,700 per share, for a total amount of $2,383,488. The common shares were registered with the National Registry of Securities and Issuers in accordance with Decree 2555 of 2010. Following this, the Colombian National Government’s equity participation in Ecopetrol was 88.49%.

Principal Accounting Policies and Practices

The Contaduría General de la Nación (National Accounting Office or CGN) adopted the Public Accounting Regime (RCP) in September 2007, defining its configuration, scope and application. Pursuant to CGN Communication No. 20079-101345 of September 28, 2007, the Colombian Government Entity Generally Accepted Accounting Principles (GAAP) went into effect for Ecopetrol on January 1, 2008.

(a)	Basis of Presentation

The unconsolidated financial statements were prepared in conformity with Colombian Government Entity GAAP standards and principles issued by the CGN and other legal provisions. These principles may differ in certain respects from those established by other standards and other control authorities and CGN concepts on specific matters prevail over other regulations.

The accrual method was applied for the accounting recognition of financial, economic, social and environmental activities.

A structure was established in accordance with the rules for the inspection, supervision, and/or control of Ecopetrol to define the accounting treatment of operations not covered by the CGN. The structure involves: i) Principal and permanent inspection, supervision, and control: Superintendence of Domiciliary Public Services; ii) residual control: Superintendence of Corporations; and iii) concurrent control: Superintendence of Finance, of the activities of the Company in its capacity as issuer in the stock market. International Financial Reporting Standards (IFRS) are applied to define regulatory differences, while accounting standards under Generally Accepted Accounting Principles in the United States (USGAAP) are applied for accounting issues related to crude oil and natural gas activities.

The basic unconsolidated financial statements defined by the CGN comprise the Balance Sheet, the Statement of Financial, Economic, Social and Environmental Activity, the Statement of Changes in Shareholders’ Equity and the Statement of Cash Flows. The notes to the basic unconsolidated financial statements are an integral part thereof.

The accompanying unconsolidated financial statements do not consolidate assets, liabilities, equity or results of the subordinated companies. The investments recorded in these companies are recognized by the equity method. The annual unconsolidated financial statements are submitted to the General Assembly of Shareholders and are the basis for the distribution of dividends and other appropriations; however, pursuant to legal requirements, the Company must also submit consolidated financial statements to the General Shareholders’ Meeting for their approval every year.

7

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(b)	Materiality Criterion

An economic fact is material whenever, due to its nature, amount and surrounding circumstances, the knowledge or ignorance of it, may significantly alter the economic decisions of users of such financial information.

As set forth by the RCP, the information disclosed in the financial statements and financial accounting reports must cover the main aspects of the Government Accounting entity in a way that must be significantly close to the truth, so that it is relevant and reliable for decision-making purposes or the required evaluations based on accounting information objectives. Materiality depends on the nature of the facts or the magnitude of the amounts disclosed or not revealed.

The unconsolidated financial statements include specific headings in accordance with legal requirements or for elements representing 5% or more of total assets, current assets, total liabilities, current liabilities, working capital, equity and income, as appropriate. In addition, lower amounts are shown when they are deemed to contribute to a better interpretation of financial information.

(c)	Use of Estimates

The preparation of unconsolidated financial statements requires that the Company’s management make estimates and assumptions that could affect the recorded amounts of assets, liabilities, results of activities and the attached notes. These estimates are carried out based on technical criteria, judgment and tenets pursuant to the regulations and legal provisions in effect. Actual results may differ from such estimates.

(d)	Foreign Currency Transactions

Foreign currency transactions are recognized in accordance with applicable regulations and recorded at the appropriate exchange rates on the transaction date. Balances denominated in foreign currency are expressed in Colombian pesos at representative market exchange rates at the end of each period.

The exchange difference resulting from asset adjustments is recorded in results; exchange differences from adjustments to liabilities are applied to the related assets until they are ready for use or sale; the adjustment is subsequently charged to results of operations.

In accordance with Decree 4918 of December 26, 2007 issued by the Ministerio de Comercio, Industria y Turismo (Ministry of Trade, Industry and Tourism), the exchange difference generated from variable income investments in subordinated companies abroad is recorded at the higher or lower value of the shareholders’ equity; when the investment is settled, this value is recorded in the results for the period.

While performing its oil industry activities, the Company can freely deal in foreign currencies, provided that it complies with the provisions of the Colombian exchange rate regime.

8

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(e)	Joint Venture Contracts

Joint venture contracts are entered into between Ecopetrol and third parties in order to share the risk, secure capital, maximize operating efficiency and optimize the recovery of reserves. In these joint ventures, one party is designated as the operator and each party takes its share of the hydrocarbons (crude oil or gas) produced according to its agreed participation. When Ecopetrol participates as a non-operator partner, it records the assets, liabilities, revenues, costs and expenses based on information reported by the operators. When Ecopetrol is the direct operator of the joint venture contract, it records 100% of the assets, liabilities, revenues, costs and expenses, and recognizes on a monthly basis the distribution according to the participation interests of each partner in the applicable line items corresponding to assets, liabilities, expenses, costs and revenues for the associate.

(f)	Cash and Cash Equivalents

Cash and cash equivalents are represented by negotiable investments with maturity dates within ninety (90) days following their acquisition, and are recorded as liquidity management investments.

Cash from joint operations in which the Company is the operating partner corresponds to advances from partners according to their contractually agreed participation percentages, and the funds are managed in a joint operation exclusive - use bank account.

(g)	Derivative Financial Instruments

The Company enters into hedging agreements to hedge international fluctuations in crude oil prices, product prices and exchange rates. The difference between the contract value and market value generated by hedging operations is recognized as financial income or expense in the statements of financial, economic, social and environmental activities. Ecopetrol does not use these financial instruments for speculative purposes.

(h)	Investments

The investments are classified as: i) Liquidity Management Investments, ii) Investments for Policy Purposes and iii) Equity Investments.

i.	Liquidity management investments correspond to resources invested in debt and participative securities with the objective of obtaining profits through current price fluctuations. They are initially recorded at their historical cost and they are subsequently recorded based on valuation methods issued by the Superintendence of Finance of Colombia.

ii.	Investments for policy purposes are made up of national or foreign debt securities acquired in compliance with the macroeconomic or internal policies of the entity, which include investments held through their maturity date and those available for sale. The latter are those which are kept for at least one (1) year, as of the first day on which they were classified for the first time, or when they were reclassified.

Investments held to maturity are updated based on the internal rate of return (IRR) as set out in the methodology adopted by the Superintendence of Finance, and the investments for the purpose of macroeconomic policy and those available for sale must be updated based on the methodology adopted by the Superintendence of Finance of Colombia for tradable investments.

9

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

iii.	Equity investments are classified as being in controlled and uncontrolled entities. Equity investments in controlled entities are recognized at their acquisition cost whenever it is lower than the intrinsic value; otherwise, they are recognized at the intrinsic value, and the difference between the purchase price and the intrinsic value corresponds to goodwill.

Their values are updated using the equity method, as established in CGN Resolution 145 of 2008.

Investments in associates in which Ecopetrol and/or its subsidiaries exert significant influence are recorded using the equity method.

Significant influence is defined as the empowerment an entity has, whether or not the percentage of ownership is 50% or lower, to participate in setting and directing the financial and operational policies of another entity for the purpose of obtaining profits from that entity.

Significant influence may be present in one or more of the following ways:

•	Representation on the Board of Directors or equivalent governing body of the associate;

•	Participation in policy-making;

•	Significant transactions between the investor and the associated entity;

•	Secondment of officers; or

•	Supplying essential technical information.

Equity investments in uncontrolled entities (Non - strategic see note 4) include shares with a low or minimum market, or shares not listed on any stock exchange. They do not enable any type of control or significant influence and are recognized at historical cost. Their change in value arises from periodically comparing the cost of the investment to its intrinsic value or its value on the stock market.

Equity variations originating in the adjustment for conversion of the controlled entity are recognized as a surplus by the equity method, notwithstanding that the subaccount may show a debit balance; the above is in compliance with Resolution 193 of July 27, 2010 issued by the National Accounting Office.

(i)	Accounts and Notes Receivable and Allowance for Doubtful Accounts

Accounts and notes receivable are stated at their original amount or at the value accepted by the debtor, subject to periodic updating according to legal provisions in force, or according to agreed-upon contract terms.

The allowance for doubtful accounts is reviewed and updated periodically based on the age of the balances and the recovery analysis of individual accounts. The Company carries out the necessary administrative and legal steps to recover overdue accounts receivable and to collect interest from clients who do not comply with payment policies.

10

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Accounts and notes receivable are only written off against the allowance when there is reasonable legal or material certainty of the total or partial loss of the incorporated or represented right.

(j)	Related Parties

Assets, liabilities and transactions with companies belonging to the Ecopetrol Business Group are presented as Related Parties.

(k)	Inventories

Inventories include assets extracted, in production process, transformed or acquired for any reason, for the purpose of being sold, transformed and consumed in the production process, or as part of services delivered. The perpetual inventory system is used.

Inventories are stated at historical cost or at purchase price, including direct and indirect charges incurred to prepare the inventory for sale or production.

The value of inventories is measured using the weighted average cost method, taking into account the following parameters:

•	Inventories of oil produced by the Company, at average production cost;

•	Crude oil purchases, at acquisition costs, including transportation and delivery costs incurred;

•	Inventory of finished products, at total production costs;

•	Inventory of products in progress, at production costs; and

•	Inventory of raw materials, at weighted average cost.

Raw materials and supplies in joint ventures are controlled by the operator and reported in a joint account at the acquisition cost (recorded in the original currency at average costs). Inventory consumption is charged to the joint venture as cost, expense or investment, as appropriate.

Furthermore, inventories are valued at the lower value of market cost or average cost, and in-transit inventories are appraised at cost incurred. At the end of the fiscal year, allowances are calculated to take into account impairment, obsolescence, excess, slow movement or loss of market value.

(l)	Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at inflation-adjusted historical cost until 2001. This cost includes financial expenses and the exchange rate difference for foreign currency acquisition until commissioning of the asset, as well as financial revenues from the unused portion of financial obligations acquired to finance investment projects. When an asset is sold or disposed of, the adjusted cost and accumulated depreciation are written off and any gain or loss is recorded in the year’s results.

11

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Depreciation is calculated on the total acquisition cost using the straight-line method, based on the assets’ useful life which is reviewed periodically. Annual depreciation rates are as follows:

%
Buildings and pipelines	5
Plant and equipment	10
Transportation equipment	20
Computer equipment	33.3

Disbursements for maintenance and repairs are recorded as expenses. Significant disbursements that improve efficiency of an asset or extend its useful life are capitalized as an increase in the value of that asset.

The value of property, plant and equipment is subject to periodic revaluation by comparing the net book value with the value determined through technical appraisals. When the value of an asset’s technical appraisal is greater than its net book cost, the difference is recorded as an asset valuation and credited to the surplus account for equity valuation; otherwise, it is recorded as an allowance for devaluations and charged to income.

Up to 2007, a devaluation provision was accounted for in the revaluations surplus account according to accounting standards in force.

Upon termination of an association contract, Ecopetrol receives, at no cost, the property, plant and equipment and materials. These transactions do not affect Ecopetrol’s results. The results of the appraisal of property, plant and equipment are recognized as appraisals in the corresponding asset and equity accounts.

(m)	Natural and Environmental Resources

Ecopetrol follows the successful-efforts method of accounting for investments in exploration, and production or development. Geological and geophysical studies are recorded in expenses as they are incurred. Acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs are capitalized until it is determined whether the exploration drilling was successful or not. If they are not successful, all of the costs incurred are charged to expenses. When a project is approved for development, the accumulated value of the acquisition and exploration costs are classified in the oil investment account. Capitalized costs also include asset retirement costs. Asset and liability balances related to asset retirement costs are updated every year. Production and support equipment is accounted for on a historical cost basis and is included in property, plant and equipment subject to depreciation.

Oil investments are amortized by applying the amortization factor based on technical units of production and proven developed reserves, net of royalties, based on a field basis, estimated as of December 31 of the immediately preceding year. The amortization charged to income is adjusted at the end of December, recalculating the DD&A (Depletion, Depreciation and Amortization) as of January 1 of the current year, based on the reserve study updated at the end of the current year.

In the same way that it receives property, plant and equipment upon termination of an association contract, Ecopetrol receives, at no cost, the associate’s amortizable oil investments.

12

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Ecopetrol has established a corporate process for reserves led by the Reserves Directorate, which reports directly to the Vice President of Corporate Finance. The reserves are audited by internationally recognized external consultants and approved by the Company’s Reserves Committee. Proven reserves consist of the estimated quantities of crude oil and natural gas demonstrated with reasonable certainty by geological and engineering data to be recoverable in future years from known reserves under existing economic and operating conditions, that is, at the prices and costs that apply at the date of the estimate.

Estimating hydrocarbon reserves is subject to several uncertainties inherent in determining proven reserves, including the production recovery rates, the timeliness in making the investments to develop oilfields and the degree of maturity of fields.

When it is determined that a well located in the exploration zone does not have proven reserves, it is classified as dry or non-commercial, and the accumulated costs of such well are taken to expenses in the same year in which this is determined.

Since Ecopetrol became an issuer on the Colombian Stock Exchange (Bolsa de Valores de Colombia - BVC) and the New York Stock Exchange - NYSE, the Company has applied the methodology approved by the SEC (Securities Exchange Commission) for estimating reserves.

Pursuant to the provisions of Resolution 494 of December 22, 2009, issued by the ANH, Ecopetrol complies with the delivery of information to the ANH using the methodology of (SPE-PRMS) Oil Resource Administration System. The reserves shown in the reports are audited by three independent reservoir engineering firms.

(n)	Deferred Charges

Deferred charges include: i) Deferred income tax and deferred income tax for equality CREE resulting from the temporary differences between the basis for determining commercial gains and taxable net income at the end of each period. The deferred tax is amortized during the periods in which the temporary differences that originated it are reversed. ii) The net equity tax, which is amortized until 2014. iii) Investments made to develop collaboration contracts that are amortized based on technical units of production.

(o)	Other Assets

Other assets include goodwill, which corresponds to the difference between the purchase value of equity investments in controlled or joint-control entities, and their intrinsic value, which reflects the economic benefits expected to be achieved from the investment, created by brand name, specialized personnel, preferential credit reputation, prestige due to sale of better products and services, favorable location and the expectations of new business, among other things.

Goodwill is amortized using the straight-line method over the term for expected recovery of the investment, which is from 10 to 18 years. At the close of each accounting period, Ecopetrol must evaluate goodwill to determine whether the conditions for the generation of future economic benefits still exist; otherwise, the asset must be written off. If the book value of equity investment plus the book value of goodwill, which includes its historical cost and price adjustments and amortizations, is greater than the market value, the asset should, as a result of such difference, be written off in the related period, and charged to income, and the reasons for the said decision should be disclosed.

13

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Intangible assets such as software, licenses and patents are recognized at acquisition, development or production cost. Intangible assets are amortized using the straight-line method over the periods during which the benefits arising from the incurred costs and expenses are expected to occur, or during the term of the legal or contractual coverage of the granted rights.

Goods acquired through financial leasing are subject to depreciation in order to recognize the loss of operational capacity by their utilization. In public accounting entities of the general government, the depreciation of goods acquired through financial leasing affects directly the equity, except for assets used in activities of production of goods and rendering of services that must be recognized as cost or expense.

Improvements and works performed on leasehold property or third party property different from those that can be recognized as property, plant and equipment will be amortized over the shortest period between the term of the contract covering the use of the property, and the estimated useful life of the assets, as a result of the additions or improvements made, only when the cost of the works and improvements made is not reimbursable. In the case of public accounting entities of the government, amortization affects equity, except for works and improvements in Property used in activities for the production of goods and rendering of services which must be recognized as a cost.

(p)	Valuations

a.	Investments

Valuations correspond to differences between the net book value of the investments and their intrinsic value or quoted price on the Stock Exchange.

b.	Property, plant and equipment

Valuations and the valuation surplus of property, plant and equipment correspond to the difference between the net book value and the market value for real estate or the Current Use Value (CUV) for plant and equipment, determined by specialists registered with the Colombian Real Estate Association or by suitable technical personnel, as appropriate.

The methodology used for valuation of plant and equipment is the Current Use Value (CUV) for running businesses, for the economic valuation of assets, taking into account the facilities’ current conditions and their useful life in terms of production capability and ability to generate income.

It is not mandatory to adjust the value of moveable property when its historical value, taken individually, is lower than 35 current minimum monthly legal wages, or of property, plant and equipment located in high risk zones.

(q)	Financial Obligations

Public credit operations correspond to any action or contract which, in compliance with legal regulations on public credit, are addressed to supply the Company with resources, goods and services under specific payment terms such as loans, issue and placement of bonds and public credit securities, and supplier’s credit.

With respect to loans, public credit operations must be recorded for the actual disbursed amount, while bonds and securities placed are recorded at their nominal value. Placement costs are carried directly to expenses.

14

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(r)	Income Tax

The income tax provision as of March 2014 was calculated by applying to the accounting profit before taxes, the effective taxation rate calculated for December 2013. This rate includes both the income tax and the income tax for equality CREE.

The effect of temporary differences that imply the payment of a lower or higher income tax in the current year, is accounted for as deferred tax asset or liability, both for the income tax and for the income tax for equality CREE, as applicable, provided that there is a reasonable expectation that such differences will be reversed in the case of the deferred tax asset, or sufficient taxable income is generated to recover the tax in respect to the deferred tax liability. The deferred tax is calculated at the rate of 34% (25% ordinary income tax and 9% income tax for equality CREE) or of 33% (25% ordinary income tax and 8% income tax for equality CREE) as applicable.

(s)	Labor and Pension Liabilities

Salaries and benefits for Ecopetrol staff are governed by the Collective Labor Agreement 01 of 1977, and in their absence, by the Substantive Labor Code. In addition to the legally mandated benefits, employees are entitled to fringe benefits, which are subject to the place of work, type of work, length of service, and basic salary. Annual interest of 12% is recognized on accumulated severance amounts for each employee, and the payment of indemnities is provided for when special circumstances arise that result in the non-voluntary termination of the contract, without just cause, and in periods other than the probationary period.

The actuarial calculation includes active employees, as described in the paragraphs below, with indefinite term contracts, pensioners and heirs, for pension, health care and education plans; similarly, it includes pension bonds for temporary employees, active employees and voluntary retirements. Health care and education obligations do not comprise pension liabilities; they are part of benefit obligations.

All social benefits of employees who joined the Company before 1990 are the responsibility of Ecopetrol, without the involvement of any social security entity or institution. The cost of health services for the employee and his/her relatives registered with the Company is determined by means of the mortality table, prepared based on facts occurring during the year. Similarly, Ecopetrol calculates educational allowances according to experience, based on the annual average cost of each business, subdivided in accordance with the type of studies: Pre-school, elementary, high school and university.

For employees who joined the Company subsequent to the entry into effect of Act 50 of 1990, the Company makes periodic contributions for severance payments, pensions and occupational injuries to the funds created for these respective obligations. Similarly, Act 797 of January 29, 2003 determined that Ecopetrol employees who joined the Company as of that date would be subject to the provisions of the General Pension Regime.

15

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Pursuant to Legislative Act 01 of 2005, enacted by the Colombian Congress, the pension regimes, excludes the General Social Security System in Colombia expired on July 31, 2010. In accordance with the provisions therein, the Ministry of Social Protection’s judicial pronouncement on the matter and the analysis conducted by Ecopetrol’s labor advisers, it was concluded that those workers who had met the age and continuous or discontinuous service time requirements of the law, the Collective Bargaining Agreement in effect and/or Agreement 01 of 1977, prior to August 1, 2010, had consolidated their right to their pension. It was, however, mandatory for other workers, who were not covered, to join the General Pension System. The pension administrator chosen by the worker (either Colpensiones or Private Pension Fund or whichever may correspond) would be responsible for recognizing and paying the respective pension. As set out in Decree 941 of 2002, upon approval of the actuarial calculation by the Ministry of Finance in October 2008, and upon approval of the mechanism by the Ministry of Social Protection through the Administration Act of December 29, 2008, the Company partially switched over the value corresponding to monthly pension payments from its pension liabilities, transferring the said liabilities and their underlying amounts to pension-related autonomous equities (PAP, per its acronym in Spanish). The funds transferred, and returns on those funds, cannot be redirected nor can they be returned to the Company until all of the pension obligations have been fulfilled.

The transferred liability corresponds only to pension allowances and pension bonds. The portion relating to health care and education services remains within Ecopetrol’s labor liabilities.

At each period end, Ecopetrol must review the amount reported by the PAP with respect to the value of the pension liability updated based on the latest actuarial computation. In the event that the equity yields are insufficient to cover 100% of the liability, the Company must recognize an allowance for the difference, which must be funded should the contingency materialize. Ecopetrol remains materially responsible for payment of the pension liabilities.

Through Resolution 1555 of July 30, 2010, the Superintendence of Finance replaced the mortality tables used to prepare actuarial computations and stipulated that the effects of the change could be recognized gradually. Subsequently, Decree 4565 of December 7, 2010 modified the accounting standards for amortization of the actuarial calculation in effect up to that date. Pursuant to the new decree, the companies that had amortized 100% of their actuarial calculation at December 31, 2009 could gradually amortize the increase in the actuarial calculation for 2010 using the new mortality tables, up to 2029.

Given the above, in 2010 Ecopetrol modified its accounting policy for amortization of the actuarial calculation of monthly pension payments, pension quotas and bonds (transferred liabilities) and health bonds, and adopted a five-year term starting in 2010, to amortize the increase in the 2010 actuarial computation. Until 2009, the yearly increase in the actuarial calculation was recorded as expenses for the period, given that the actuarial calculation was 100% amortized.

Resolution 717 of December 2012 amended the Manual de Procedimiento del Régimen de Contabilidad Pública (Regime of Public Accounting Procedure Manual) with regard to the Accounting Procedure for recognizing and disclosing the pension liability, the underlying financial reserve, and related expenses, at items 5 and 44. With regard to item 5, the indications in the previous paragraph lead to the conclusion that this item has no impact on the Company’s activities within its amortization plan.

With regard to item 44, its only impact is to disclose the fact that the Reserve Funds are common funds that are also under the administration of Colpensiones. There are no further implications for Ecopetrol.

16

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(t)	Advances Received from Ecogas to cover BOMT (Build, Operate, Maintain and Transfer Obligations)

Pursuant to the sale of Ecogas by the National Government, and following specific instructions from CGN, the net present value of the future payment scheme in connection with Ecopetrol’s debt toward BOMT contractors was recognized as deferred income. These liabilities are due in 2017, the year when the contract obligations will be fulfilled.

(u)	Hydrocarbon Purchases

Ecopetrol purchases hydrocarbons that the ANH receives from all production in Colombia, at prices established according to section four of Act 756 of 2002 and Resolution 18-1709 of 2003 issued by the Ministry of Mines and Energy, taking into account international reference prices.

Ecopetrol also purchases hydrocarbons from partners and other producers in Colombia and abroad to meet the Company’s needs and operating plans.

(v)	Revenue Recognition

Revenue from crude oil and natural gas sales is recognized at the time of transfer of title to the buyer, including risks and rewards. In the case of refined and petrochemical products, revenue is recognized when products are shipped by the refinery and subsequently adjusted in accordance with the volumes actually delivered. Revenue from transportation services is recognized when products are transported and delivered to the buyer in accordance with sale terms. In other cases, revenue is recognized at the time it is earned and a true, probable and quantifiable right to demand its payment arises.

Under current regulations, Ecopetrol sells regular gasoline and diesel at a regulated price, and the National Government recognizes for these businesses the amount of the subsidy on regular gasoline and diesel granted to local consumers, which is generated by adding the difference, for every day of the month, between the producer's regulated revenues and the daily price equivalent to the U.S. Gulf Coast reference price, calculated according to origin and multiplied by the volumes sold daily. Resolution 91658 was issued in October 2012, which modifies Resolution 180522 with regard to the subsidy procedure for refiners and importers of regular gasoline and diesel (ACPM).

(w)	Cost of Sales and Expenses

Costs are recognized at their historic value both for goods purchased for sale and for the accumulated production costs of goods produced and services rendered. Costs are disclosed according to the operation generating them.

Expenses correspond to the amounts required for the operation of ordinary activities and include those related to activities caused by extraordinary events. Expenses are disclosed in accordance with their nature and the occurrence of extraordinary events.

Costs and expenses are recognized upon receipt of goods or services or when there is certainty that the economic event will occur. Fuel shortages and losses due to theft and explosions are recorded as non-operating expenses.

17

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(x)	Abandonment of Fields

The Company recognizes an estimated liability for future environmental obligations, and its corresponding entry as a higher asset value for natural resources and environmental assets. The estimate includes the cost of plugging and abandoning wells, dismantling facilities and the environmental recovery of areas and wells. Amortization is recorded as production costs, using the technical-units-of-production method, based on remaining proven developed reserves. Changes resulting from new estimates of the liability for abandonment and environmental restoration are accounted for under the corresponding asset.

Depending on the scope of certain association contracts, field abandonment costs are taken on by partners according to the same participation percentages set out in each contract. Ecopetrol has not allocated funds to cover these obligations, with the exception of association contracts Casanare, Orocue, Garcero, Estero, Corocora, Monas, Guajira, Tisquirama, Cravo Norte, and Opon; however, as activities linked to field abandonment take place, they will be funded by the Company.

(y)	Accounting for Contingencies

On the date of issuance of these unconsolidated financial statements, conditions might exist that could result in losses for the Company that will only be known if specific future circumstances arise. The nature and probability of such situations, as well as the amounts involved are evaluated by Management, the Vice President of Legal Affairs, and legal consultants, so that decisions can be made regarding changes to amounts provisioned and/or disclosed. This analysis includes current legal suits against the Company.

The methodology used to assess legal proceedings and any contingent obligations is based on the Nation’s credit system used by the Ministry of Internal Affairs and Justice.

Ecopetrol, through Instructions GSJ-I-004 for computing contingencies for legal proceedings and reconciliations, defined the way in which Ecopetrol estimated the contingent asset and liability from litigation activities. Paragraph 4.1 of the said instructions establishes the methodology for assessing contingencies for claims and arbitrations brought against Ecopetrol S. A.

A provision is recorded for legal proceedings when there is a conviction at trial court or when the risk assessment outcome is “likely to lose”.

(z)	Memorandum Accounts

Creditor and debtor memorandum accounts represent the estimated value of facts or circumstances that could affect the Company’s financial, economic, social and environmental situation. They also disclose the value of the goods, rights and obligations that require control, and also include differences between accounting information and the information used for tax purposes.

(aa)	Net Income per Share

Net income per share is calculated based on net earnings for the period, divided by the subscribed outstanding shares.

The Company does not have share-based employee incentive plans.

18

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(bb)	Convergence to International Financial Reporting Standards

On December 29, 2012 the Ministry of Commerce, Industry and Tourism issued the Decree 2784, by which it was regulated the Act 1314 of 2009 on the technical framework for preparers of financial information for group 1: Issuers of securities, public interest entities and entities that meet the parameters set out in this provision.

This technical framework was developed based on International Financial Reporting Standards - IFRS - International Accounting Standards - IAS, SIC interpretations, IFRIC interpretations and conceptual framework for financial reporting, issued in Spanish on January 1, 2012, by the International Accounting Standards Board (IASB).

Pursuant to the schedule of implementation, 2013 has been a period of preparation and training with the initial obligation to present an implementation plan approved by the Board, including people responsible and targets for monitoring and control. 2014 will be the transition period and 2015 will be period of full implementation of the new regulatory framework.

Pursuant to Decree 2784 of 2012, amended by Decree 3024 of 2013, it is required to prepare an opening statement of financial position as of January 1, 2014 under the new standards, so that during 2014 the transition takes place, with the simultaneous application of existing and new accounting standards.

Resolution 743 of December 17, 2013 issued by the National Accounting Office (Contaduría General de la Nación - CGN) includes the schedule of the regulatory framework attached to the National Decree 2784 of 2012 and defines the implementation period as being from January 1 to December 31, 2015. During this period, the accounting will be carried out, for all purposes under the new regulatory framework.

19

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	Assets and Liabilities Denominated in Foreign Currency

Transactions and balances in foreign currency are converted at the market representative exchange rate certified by the Superintendence of Finance of Colombia.

As of March 31, 2014 and December 31, 2013, the unconsolidated financial statements include the following assets and liabilities denominated in foreign currency (converted to Colombian pesos at the closing exchange rates of $1,965.32 and $1,926.83 per US$1 respectively).

	As of March 31, 2014		As of December 31, 2013
	Thousands of US$	Equivalent Millions of pesos	Thousands of US$	Equivalent Millions of pesos
Assets
Cash and cash equivalents	628,634	1,235,467	658,634	1,269,077
Investments	8,566,287	16,835,496	8,416,074	16,216,345
Accounts and notes receivable	1,433,276	2,818,846	1,356,014	2,612,809
Advances and deposits	89,375	175,651	82,852	159,642
Other assets	321,682	632,209	427,851	824,395
	11,039,254	21,695,669	10,941,425	21,082,268
Liabilities
Financial obligations	4,345,045	8,539,403	4,383,056	8,445,403
Estimated liabilities and allowances	91,422	179,674	86,256	166,200
Accounts payable and related parties	873,287	1,716,288	1,126,604	2,170,774
Other liabilities	202,351	397,684	242,039	466,369
	5,512,105	10,833,049	5,837,955	11,248,746
Net asset position	5,527,149	10,862,620	5,103,470	9,833,522

(3)	Cash and Cash Equivalents

The balance of cash and cash equivalents is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Banks and corporations (1)	2,807,054	2,866,625
Special funds (2)	1,655,416	1,034,316
Investments on demand (3)	260,148	-
Cash	266	336
	4,722,884	3,901,277

(1)	Corresponds to advances made by partners of Ecopetrol S. A. for the exclusive use of the joint venture, in the amount of $73,928 (2013 - $95,916) and Ecopetrol’s own resources in the amount of $2,733,126 (2013 - $2,770,709).

20

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	Corresponds to savings in special funds in pesos in the amount of $734,912 (2013 - $73,741) and in foreign currency in the amount of $920,504 (2013 - $960,575).

(3)	Corresponds to bonds issued by entities abroad in the amount of $19,692 and Investments on Term Deposit Certificates in the amount of $240,456.

(4)	Investments

The balance of investments is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Current
Fixed yield
Bonds and securities of private or foreign entities	73,806	260,990
Term deposits	346,402	954,704
Specific purpose fund - Legal Contingencies (1)	86,213	110,426
Bonds issued by the Colombian Government	109,116	143,135
Total current	615,537	1,469,255
Long Term
Variable yield - Shares (2)	36,218,264	34,856,546
Fixed yield
Bonds and securities of foreign entities	58,644	13,981
Bonds issued by the Colombian Government	38,658	86,616
Term deposits	24,115	-
Treasury securities - TES	1,658	-
Specific purpose fund - Legal Contingencies (1)	377,888	260,960
Total fixed yield	500,963	361,557
Total long term	36,719,227	35,218,103

(1)	Corresponds to restricted resources made up of fixed-yield investments entered into based on the court rulings linked to the Derecho Comuneros - Santiago de las Atalayas and Pueblo Viejo de Cusiana proceedings, corresponding to the attachment and seizure of the royalty payments that Ecopetrol, was to have paid pursuant to Royalty Contracts No. 15, 15A, 16 and 16A, declared null by statute in the State Council ruling of September 13, 1999.

(2)	The following is the detail of variable-yield investments represented in shares as of March 31, 2014 and December 31, 2013:

	As of March 31,	As of December 31,
	2014	2013
Companies :
Controlled	35,094,412	33,698,739
Significant Influence	899,855	933,807
Non-strategic	224,009	224,009
Less - Allowance for investments	(12)	(9)
Total	36,218,264	34,856,546

21

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Controlled investments recognized under the equity method as of March 31, 2014, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Historical Cost	Book Value	Equity Method Effect
Controlled
Andean Chemicals Limited	645,707,273	100.00	March	3,471,314	3,534,463	63,149
Black Gold Re Limited	120,000	100.00	March	184,079	311,452	127,373
CENIT Transporte y Logística de Hidrocarburos S.A.S.	183,242,912	85.14	March	7,800,205	16,997,210	9,197,005
Ecopetrol Capital AG	1,151,000	100.00	March	227,486	341,148	113,662
Ecopetrol Global Capital	3,100	100.00	March	8	8	-
Ecopetrol Global Energy S.L.U.	70,151,927	100.00	March	3,918,058	2,135,086	(1,782,972)
Ecopetrol Pipeline International Limited	40,439,547	100.00	March	870,169	3,913,976	3,043,807
Equión Energía Limited	114,836,072	51.00	March	436,053	1,518,231	1,082,178
Hocol Petroleum Limited	12,000	100.00	March	1,020,378	3,461,982	2,441,604
Polipropileno del Caribe S. A.	206,910,325	49.90	March	259,699	341,864	82,165
Sociedad Refinería de Cartagena S. A.	1,870,000	46.58	March	1,624,316	2,538,992	914,676
Total				19,811,765	35,094,412	15,282,647

Controlled investments recognized under the equity method as of December 31, 2013, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Historical Cost	Book Value	Equity Method Effect
Controlled
Andean Chemicals Limited	645,707,273	100.00	December	2,934,109	3,068,730	134,621
Black Gold Re Limited	120,000	100.00	December	184,079	300,774	116,695
CENIT Transporte y Logística de Hidrocarburos S.A.S.	156,004,892	85.14	December	7,800,205	17,099,558	9,299,353
Ecopetrol Capital AG	1,151,000	100.00	December	227,486	320,990	93,504
Ecopetrol Global Capital	3,100	100.00	December	8	8	-
Ecopetrol Global Energy S.L.U.	70,151,927	100.00	December	3,602,823	1,872,809	(1,730,014)
Ecopetrol Pipeline International Limited	40,439,547	100.00	December	870,169	3,809,800	2,939,631
Equión Energía Limited	114,836,072	51.00	December	436,053	1,433,171	997,118
Hocol Petroleum Limited	12,000	100.00	December	1,020,378	3,320,444	2,300,066
Polipropileno del Caribe S. A.	206,910,325	49.90	December	259,699	346,342	86,643
Sociedad Refinería de Cartagena S. A.	1,870,000	46.58	December	1,156,413	2,126,113	969,700
Total				18,491,422	33,698,739	15,207,317

Significant influence investments recognized under the equity method as of March 31, 2014, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Historical Cost	Book Value	Equity Method Effect
Significant influence
Ecodiesel Colombia S. A.	10,500,000,000	50.00	February	10,500	29,664	19,164
Invercolsa S. A.	1,213,801,146	43.00	February	61,671	206,568	144,897
Offshore International Group	250	50.00	February	408,517	663,623	255,106
Total				480,688	899,855	419,167

Significant influence investments recognized under the equity method as at December 31, 2013, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Historical Cost	Book Value	Equity Method Effect
Significant influence
Ecodiesel Colombia S. A.	10,500,000,000	50.00	December	10,500	26,677	16,177
Invercolsa S. A.	1,213,801,146	43.00	December	61,671	269,342	207,671
Offshore International Group	250	50.00	December	408,517	637,788	229,271
Total				480,688	933,807	453,119

22

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Investments recognized under the cost method as of March 31, 2014, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Cost	Market/ Intrinsic Value	Appreciation/ (Depreciation)
Non-strategic
Empresa de Energía de Bogotá	631,098,000	6.87	March	154,376	1,016,068	861,692
Interconexiones Eléctricas	58,925,480	5.32	March	69,549	517,955	448,406
Concentra Inteligencia en Energía S.A.S.	84,000	4.76	February	84	72	(12)
Total				224,009	1,534,095	1,310,086

Investments recognized under the cost method as of December 31, 2013, are as follows:

Equity Share	Number of Shares and/or Quotas	Participation Percentage	Valuation Date	Cost	Market/ Intrinsic Value	Appreciation/ (Depreciation)
Non-strategic
Empresa de Energía de Bogotá	631,098,000	6.87	December	154,376	968,736	814,360
Interconexiones Eléctricas	58,925,480	5.32	December	69,549	536,222	466,673
Concentra Inteligencia en Energía S.A.S.	84,000	4.76	November	84	75	(9)
Total				224,009	1,505,033	1,281,024

With regards to the investments held by Ecopetrol in: Bioenergy S.A., Bioenergy Zona Franca S.A.S., Compounding and Masterbatching Industry Ltd., Serviport S.A., Colombia Pipelines Limited., Ecopetrol América Inc., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda., Hocol S.A., ODL Finance S.A., Oleoducto Bicentenario de Colombia S.A.S., Oleoducto Central S.A. and Oleoducto de Colombia S.A., Oleoducto de los Llanos Orientales S.A., and Santiago Oil Company, the equity method is not applied since Ecopetrol does not have a direct participation in these companies. The participation is held through other subsidiaries, which are the ones that account for these companies using the equity method.

Restrictions on Long-term Investments - Variable Income:

As of March 31, 2014, regarding the legal proceedings of Invercolsa S.A.: The cessation appeal filed by AFIB S.A. and Fernando Londoño Hoyos against the judgment passed by the 28th Civil Court of the Circuit on February 8, 2007, that was confirmed by the Superior Court of the District of Bogota - Civil Court, on January 11, 2011 is currently in process. On October 22, 2012, the term for the cessation appellant AFIB S.A. to support the corresponding appealed expired, which was done in time and the term for the appellant cessation Fernando Londoño Hoyos to support his started to run, which was also done in time. Therefore, on December 5, 2012, the Court Clerk’s Office indicated that having notified the appellants, the corresponding actions were filed in due time and are included in the case file, a report that was delivered to the court that same day. The notification of the complaint to the Company is pending.

23

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The appeal sentence of January 11, 2011 ordered: i) That the purchase of 145 million shares of Invercolsa by Fernando Londoño Hoyos are to be cancelled; ii) that the cancellation of the said transaction is to be recorded in the shareholders’ book, including the pledge in favor of the Pacífico Colombia y Panamá banks, as well as the payment in kind of the shares of Arrendadora Financiera Internacional Bolivariana S.A.; iii) that Fernando Londoño Hoyos and AFIB are forced to return the Invercolsa dividends, along with the new shares received as profit and/or revaluations; iv) to declare that Fernando Londoño Hoyos did not acquire or possess in good faith the 145 million Invercolsa shares; and v) that Invercolsa is to adjust its operation and the Shareholders’ Meeting to the declarations made in the sentence.

The economic activity for the entities in which Ecopetrol has investments accounted for under the equity method is as follows:

Company	Economic Activity

Hocol Petroleum Limited	Investment in vehicle owner by Hocol S.A. hydrocarbons exploration and production company.

Cenit Transporte y Logística de Hidrocarburos S.A.S	Transportation and/or storage of hydrocarbons, hydrocarbon by-products, products and similar, through its own or third party transportation and/or storage systems in Colombia or abroad.

Ecopetrol Pipelines International Limited (d)	Investment vehicle.

Andean Chemicals Limited	Investment vehicle.

Sociedad Refinería de Cartagena S. A.	Refining, commercialization and distribution of hydrocarbons.

Ecopetrol Global Energy S.L.U.	Investment vehicle in Spain

Equión Energía Limited	Exploration and production of hydrocarbons.

Polipropileno del Caribe S. A.	Production and commercialization of polypropylene resin.

Ecopetrol Capital AG	Financing, liquidation of financing of group corporations or any type of company and every activity related to it.

Black Gold Re Ltd.	Reinsurer of Ecopetrol and its subsidiaries.

Ecopetrol Global Capital	Investment vehicle.

Oleoducto Central S.A	Transportation of crude oil by pipelines.

24

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Company	Economic Activity

Invercolsa S. A.	Investments in companies in the energy sector including activities proper of the industry and commercialization of hydrocarbons and mining.

Oleoducto de Colombia S. A	Transportation of crude oil by pipelines.

Serviport S. A.	Services for support of loading and unloading of oil vessels, supply of equipment for same purpose, technical inspection and cargo measurements.

Ecodiesel Colombia S. A.	Production, commercialization and distribution of biofuels and oleo chemicals

Ecopetrol Oleo é Gas do Brasil Ltda.	Exploration and exploitation of hydrocarbons.

Ecopetrol América Inc.	Exploration and exploitation of hydrocarbons.

Ecopetrol del Perú S. A.	Exploration and exploitation of hydrocarbons.

ODL- Finance	Transportation of crude oil by pipelines.

Offshore International Group	Exploration, development, production and processing of hydrocarbons.

Oleoducto Bicentenario de Colombia S.A.S.	Build and operate an oil pipeline to ensure the export of oil production surpluses from the Eastern Plains region.

Affiliates (entities in which the Company owns over 50% interests), as of March 31, 2014, show the following balances:

Company	Assets	Liabilities	Equity	Results of the Period
CENIT Transporte y Logística de Hidrocarburos S.A.S.	22,029,155	2,064,279	19,964,876	593,006
Ecopetrol Pipelines International Limited	3,913,980	4	3,913,976	88,231
Andean Chemical Limited	3,534,599	136	3,534,463	(58,440)
Equión Energía Limited	4,381,256	1,404,332	2,976,924	168,432
Hocol Petroleum Limited	3,790,655	1,467,509	2,323,146	104,333
Ecopetrol Global Energy S.L.U.	2,135,105	20	2,135,085	(85,414)
Ecopetrol Capital AG	1,935,444	1,594,295	341,149	14,032
Black Gold Re Limited	367,938	56,486	311,452	4,733
Ecopetrol Global Capital	8	-	8	-

25

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Affiliates (entities in which the Company owns over 50% interests), as of December 31, 2013, show the following balances:

Company	Assets	Liabilities	Equity	Results of the year
CENIT Transporte y Logística de Hidrocarburos S.A.S.	21,352,070	1,266,977	20,085,093	956,896
Ecopetrol Pipelines International Limited	3,809,810	10	3,809,800	279,475
Andean Chemical Limited	3,071,632	2,902	3,068,730	(131,652)
Equión Energía Limited	3,831,733	1,021,594	2,810,139	520,511
Hocol Petroleum Limited	3,525,910	1,317,081	2,208,829	209,977
Ecopetrol Global Energy S.L.U.	1,872,821	12	1,872,809	(587,919)
Ecopetrol Capital AG	2,061,796	1,740,806	320,990	29,201
Black Gold Re Limited	367,297	66,523	300,774	22,841
Ecopetrol Global Capital	8	-	8	-

Maturity of Fixed-yield Investments - Long term

A summary of the maturity of long term fixed-yield investments as at March 31, 2014, is as follows:

Maturity	>1 - 3 Years	3 - 5 Years	> 5 Years	Total
Bonds and other foreign securities	58,644	-	-	58,644
Bonds and other government securities	38,658	-	-	38,658
Treasury securities - TES	1,658	-	-	1,658
Specific destination fund	329,576	7,355	40,957	377,888
Term deposits	24,115	-	-	24,115
	452,651	7,355	40,957	500,963

A summary of the maturity of long term fixed-yield investments as of December 31, 2013, is as follows:

Maturity	>1 - 3 Years	3 - 5 Years	> 5 Years	Total
Bonds and other foreign securities	8,251	5,730	-	13,981
Bonds and other government securities	-	86,616	-	86,616
Specific destination fund	217,011	1,994	41,955	260,960
	225,262	94,340	41,955	361,557

26

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(5)	Accounts and Notes Receivable, Net

The balance of accounts and notes receivable, net is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Current
Customers
Domestic	499,230	586,747
Foreign	1,897,643	2,269,221
Related parties (see note 15)	2,840,720	2,222,719
Price differential to be received from the Ministry of Mines and Energy (1)	1,206,629	845,093
Miscellaneous debtors	163,903	354,423
Reimbursements and yields on investment	142,112	440
Accounts receivable from employees	3,849	5,258
Cavipetrol - loans to employees (3)	50,844	50,844
Industrial service clients	8,120	12,337
Total current	6,813,050	6,347,082
Long term
Loans to related parties (2) (see note 15)	1,109,626	1,109,626
Cavipetrol - loans to employees (3)	375,194	372,796
Price differential to be received from the Ministry of Mines and Energy (1)	77,510	77,510
Credit accounts receivable	10,321	10,227
Doubtful accounts	228,079	227,372
Other	26,809	24,550
Total	1,827,539	1,822,081
Less - Allowance for doubtful accounts	(228,079)	(227,372)
Total long term	1,599,460	1,594,709

The following shows the movement in the allowance for doubtful accounts:

	As of March 31,	As of December 31,
	2014	2013
Opening Balance	227,372	197,484
Additions (new allowances)	-	29,224
Recovery of allowances	-	(2,247)
Use of allowances and adjustments for exchange difference	707	2,911
Closing Balance	228,079	227,372

27

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

In December 2013 Ecopetrol recognized an allowance for doubtful accounts in the amount of $1,230 corresponding to 18 loans that are in legal collection.

(1)	Accounts receivable from the Ministry of Finance and Public Credit, arising from the calculation of the regular motor gasoline and diesel price differential pursuant to Resolution 180522 issued on March 29, 2010.

(2)	On November 2010, a subordinated borrowing contract No. CE2010-01 was subscribed between Ecopetrol and Refinería de Cartagena S.A. for maximum financing of US$1,000 million, of which up to May 2011 Ecopetrol had disbursed the sum of $1,109,626, equivalent to approximately US$588 million.

On August 18, 2011, a modification to this contract was executed whereby the maximum amount to be disbursed was changed to US$600 million calculated at the market’s representative exchange rate on the date of Resolution No. 3587 of 2010, issued by the Ministry of Finance and Public Credit, by which the initial loan contract was authorized.

On December 30, 2013, there was a second modification to this contract (in Spanish Otrosí No. 2) by which it was established to accrue yielding interests as from January 1, 2013 at a rate equal to FTD (anticipated quarterly rate - T.A. (per its acronym in Spanish)) in effect as of December 31 of the year immediately preceding the initiation of each of the installment payment periods, added in a margin of 3.06% T.A. (FTD T.A.+3.06%). Yielding interests will be converted to its equivalent semester in arrears.

Once all obligations in respect to the Senior Debt have been extinguished, the amortization of principal will be over three (3) years commencing as of the date of its total payment. Notwithstanding the above, the maximum term is twenty (20) years. Amortization of principal will be made in six (6) consecutive, equal, bi-annual payments.

(3)	By means of contracts Leg 058-80 of 1980 and 4008928 of 2006, the administration, management and control of loans granted to employees by the Company were transferred to Cavipetrol. In its capacity as administrator, Cavipetrol monitors, in its database and financial system, the details per employee of the said loans and their respective conditions.

Future collection of accounts receivable from Cavipetrol as of March 31, 2014 are estimated as follows:

Term	Value
Less 1 year	50,844
Between 1 and 2 years	50,640
More than 2 years	324,554
426,038

28

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(6)	Inventories, Net

The balance of inventories, net, is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Finished products
Crude oil	856,762	928,344
Fuels	849,896	764,023
Petrochemicals	16,616	9,323
Purchased products
Fuels	87,887	65,574
Crude oil	303,430	241,949
Petrochemicals	12,864	13,421
Raw materials
Crude oil	122,690	150,042
Product in process
Fuels	315,977	363,871
Petrochemicals	5,163	5,790
Materials for the production of goods	7,750	6,259
Materials in transit	29,198	16,478
Total	2,608,233	2,565,074
Less - Allowance for inventories	(6,185)	(4,583)
Total	2,602,048	2,560,491

The movement in the allowance for inventories is as follows:

	As of March 31,	As of December 31,
	2014	2013
Opening Balance	4,583	2,586
Additions	1,602	1,997
Closing Balance	6,185	4,583

29

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(7)	Advances and Deposits

The balance of advances and deposits is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Current
Official entities (1)	7,535,094	6,923,345
Partners in joint ventures (2)	452,371	359,281
Customs agents	58,627	57,347
Related parties (see Note 15)	92,735	34,293
Agreements (3)	9,309	19,593
Advances to employees	2,596	262
Advances to suppliers	2,110	2,154
Total Current	8,152,842	7,396,275
Long Term
Related parties (see Note 15)	180,948	224,406
Advances, prepayments and deposits	190,667	174,382
Total	8,524,457	7,795,063

(1)	Corresponds to the National Tax and Customs Direction (from the Spanish Dirección de Impuestos y Aduanas Nacionales - DIAN) on the concept of advances for income tax taxable year 2014 in the amount of $4,135,586, income tax self-withholdings and CREE in the amount of $2,074,890 (2013 - $1,579,975) VAT credit balance in the amount of $1,144,444 (2013 - $1,608,148) VAT paid on imports of heavy machinery in the amount of $84,983 (2013 - $70,522) and others in the amount of $95,191 (2013 - $69,112).

30

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	The detail of advances and deposits with partners in joint operations is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Contracts in which Ecopetrol is not the operator
Occidental de Colombia Inc.	123,365	26,907
Perenco Colombia Limited	38,069	10,101
Chevron Petroleum Company	27,452	2,698
Anadarko Colombia Company	26,111	15,245
Emerald Energy PLC Suc Colombia	15,382	13,375
Petrobras Colombia Limited	13,121	21,770
Occidental Andina Llc	8,519	5,559
Otras operaciones	6,522	6,193
Petróleos Del Norte S.A.	5,249	3,822
CEPSA Colombia S. A.	4,871	4,484
Repsol Exploración Colombia S.A.	3,451	15,717
Petrosantander Colombia Inc.	3,164	4,182
Meta Petroleum Ltd.	1,408	39,787
Mansarovar Energy Colombia Ltd.	503	6,744
Contracts in which Ecopetrol is the Operator:
La Cira	84,768	23,712
Bloque CPO-9	23,567	89,962
Oleoducto Caño Limón	16,451	16,360
Otras operaciones	16,222	5,027
Acuerdo operación TLU-3	9,498	10,028
Crudos Pesados Bloque CPE-2	8,944	8,816
Crudos Pesados Bloque CPE-4	6,656	19,137
Acuerdo Master TLU-1	5,225	5,817
JOA Caño Sur	3,853	3,838
Total	452,371	359,281

(3)	Represents the resources transferred to employees as an advance for the education plan.

(8)	Prepaid Expenses

The balance of prepaid expenses is as follows:

	As of March 31,	As of December 31,
	2014	2013
Insurance (1)	47,197	69,404
Other (2)	13,879	597
Total	61,076	70,001

(1)	Insurance contracts are in effect until June 15, 2014, at a cost of $232,686 (2013 - $232,385) and amortization of $185,489 as at March 31, 2014 (2013 - $162,982).

(2)	Resources for the comprehensive safety plan in critical areas with the national army.

31

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(9)	Deposits Held in Trust

The balance of deposits held in trust is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Pension Funds (See Note 19 No 6.)	315,444	314,114
Other	293	281
Total	315,737	314,395

(10)	Property, Plant and Equipment, Net

The balance of property, plant and equipment, net is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Plant and equipment	13,585,213	13,492,911
Construction in progress (1)	7,461,484	7,790,655
Pipelines, networks and lines	6,662,605	6,392,108
Buildings	3,505,313	3,357,525
Equipment on deposit and in transit	1,622,642	1,657,344
Computer equipment	299,736	305,141
Transportation equipment and other assets	486,994	507,314
Land	429,245	430,073
Total	34,053,232	33,933,071
Accumulated depreciation	(13,416,922)	(13,258,705)
Allowance for property, plant and equipment depreciation (2)	(385,604)	(388,170)
Total	20,250,706	20,286,196

The depreciation charged to income as at March 31, 2014 amounted to $319,986 (March 31, 2013 - $361,080).

(1)	Principally includes the following: (i) Exploration and production investments in direct-operation production projects, such as development at Castilla, Chichimene, Apiay, Yarigui, and Providencia; and operations linked to development projects at Rubiales, Piedemonte, La Cira, and Quifa. Major projects in refining, such as the modernization of the Barrancabermeja Refinery and the Master Plan for Industrial Services. In transportation, the Master Plan for Refinery Integration; ii) Includes the capitalized portion of interests in the amount of $39,343 (2013- $137,562) corresponding to financing costs in projects referred to above.

32

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	The following details the movement in the allowance for property, plant and equipment depreciation:

	As of March 31,	As of December 31,
	2014	2013
Opening Balance	388,170	385,356
Additions to new allowances	-	68,310
Use of allowances	(13)	(276)
Depreciation of assets prior to 2006	(424)	(1,364)
Recovery	(2,129)	(63,856)
Closing Balance	385,604	388,170

Summary of property, plant and equipment as of March 31, 2014:

Type of Asset	Adjusted Cost	Accumulated Depreciation	Valuation	Allowance	Net Plus Valuation
Plant and equipment	13,585,213	(8,918,569)	3,694,122	(28,558)	8,332,208
Pipelines, networks and lines	6,662,605	(2,778,694)	1,700,244	(64,200)	5,519,955
Work in progress	7,461,484	-	-	-	7,461,484
Buildings	3,505,313	(1,272,127)	1,645,926	(192,122)	3,686,990
Equipment on deposit and in transit	1,622,642	-	-	-	1,622,642
Computer equipment	299,736	(172,601)	32,606	(5,298)	154,443
Transportation equipment and other assets	486,994	(274,931)	102,527	(88,027)	226,563
Land	429,245	-	2,277,834	(7,399)	2,699,680
Total	34,053,232	(13,416,922)	9,453,259	(385,604)	29,703,965

Summary of property, plant and equipment as at December 31, 2013:

Type of Asset	Adjusted Cost	Accumulated Depreciation	Valuation	Allowances	Net Plus Valuation
Plant and equipment	13,492,911	(8,804,567)	3,701,009	(29,431)	8,359,922
Pipelines, networks and lines	6,392,108	(2,729,226)	1,702,953	(64,473)	5,301,362
Work in progress	7,790,655	-	-	-	7,790,655
Buildings	3,357,525	(1,268,486)	1,656,859	(193,330)	3,552,568
Equipment on deposit and in transit	1,657,344	-	-	-	1,657,344
Computer equipment	305,141	(175,890)	33,138	(5,352)	157,037
Transportation equipment and other assets	507,314	(280,536)	104,104	(88,185)	242,697
Land	430,073	-	2,277,476	(7,399)	2,700,150
Total	33,933,071	(13,258,705)	9,475,539	(388,170)	29,761,735

There are no restrictions or pledges on assets, nor have they been offered at security.

Technical appraisals of fixed assets take place every three years in accordance with the provisions of the Regime of Public Accounting. At the close of 2013 the last technical appraisal of assets for Barrancabermeja refinery was conducted by T.F. Auditores & Asesores firm.

33

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(11)	Natural and Environmental Resources, Net

The balance of natural and environmental resources, net is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Amortizable oil investments (1)	30,028,116	29,465,218
Less: Accumulated amortization of oil investments (2)	(16,933,947)	(16,194,007)
	13,094,169	13,271,211
Plugging and abandonment, facility dismantling and environmental recovery costs (3)	4,823,650	4,823,072
Less: Accumulated amortization for facility abandonment (2)	(2,418,822)	(2,280,630)
	2,404,828	2,542,442
Reservoirs and appraisals (4)	701,590	701,590
Less: Accumulated depletion (2)	(645,152)	(642,299)
	56,438	59,291
Exploration in progress	1,508,250	1,645,391
Total	17,063,685	17,518,335

(1)	As at March 31, 2014, net capitalization of oil investments amounted to $425,802 (2013 - $4,125,655) mainly in the following fields: Pauto, Rubiales, Cusiana, Caño Limón, Quifa Suroeste, Castilla Norte, Infantas, Castilla, Cupiagua, and Peguita.

(2)	Amortization expense charged to results for natural resources and abandonment of facilities as of March 31, 2014 amounted to $742,839 and $138,192 respectively (December 2013 - $2,468,106 y $283,947).

(3)	Correspond to the cost of abandonment of production areas, updated in December 2013.

(4)	The appraisal of reserves is represented by the reservoirs received through the reverting of concession contracts in the amount of $ 490,525 administered by Gerencia Magdalena Medio, $184,208 Gerencia Sur and $26,857 Gerencia Catatumbo Orinoquía.

(12)	Deferred Charges

The balance of deferred charges is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Deferred income tax	1,368,246	1,368,246
Deferred tax on CREE	502,143	502,143
Equity tax and surtax	-	476,494
Other deferred charges, net (1)	1,211,572	1,172,984
	3,081,961	3,519,867

34

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(1)	Includes investments made in developing the business cooperation contract between Ecopetrol and Schlumberger aimed at increasing production at the Casabe field; As of March 31, 2014, the capitalizations amounted to $76,955. These investments are amortized based on technical units of field production, as of March 31, 2014 this amortization amounts to $38,073 (December 2013 it amounts to $115,991).

(13)	Other Assets

The detail of other assets is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Goodwill (1)	2,116,213	2,174,184
Intangible assets, net (brands, licenses, patents and software)	156,339	234,297
Goods acquired through financial leasing	85,442	88,542
Other assets (4)	19,457	47,691
Trust funds (2)	61,238	61,748
National Royalties Fund (from the Spanish Fondo Nacional de Regalías) (3)	74,829	73,469
Deposits given in trust	10,267	9,951
Total	2,523,785	2,689,882

(1)	As at March 31, 2014 goodwill is comprised as follows:

Company	Acquisition Date	Goodwill Amount	Amortized Amount	Pending Amortization	Amortization Period (Years)
Propilco S.A.	07/04/2008	$176,507	(71,141)	105,366	17.8
Andean Chemicals	07/04/2008	205,541	(82,843)	122,698	17.8
IPL Enterprises	17/03/2009	880,127	(213,438)	666,689	15
Offshore International	06/02/2009	536,513	(203,312)	333,201	14
Hocol Petroleum Limited	27/05/2009	742,345	(216,519)	525,826	16
Equión Energía Limited	24/01/2011	629,375	(266,942)	362,433	10
Total		$3,170,408	(1,054,195)	2,116,213

As at December 31, 2013 goodwill is comprised as follows:

Company	Acquisition Date	Goodwill Amount	Amortized Amount	Pending Amortization	Amortization Period (Years)
Propilco S.A.	07/04/2008	176,507	(68,370)	108,137	17.8
Andean Chemicals	07/04/2008	205,541	(77,729)	127,812	17.8
IPL Enterprises	17/03/2009	880,127	(196,631)	683,496	15
Offshore International	06/02/2009	536,079	(194,631)	341,448	14
Hocol Petroleum Limited	27/05/2009	742,345	(204,747)	537,598	16
Equión Energía Limited	24/01/2011	629,375	(253,682)	375,693	10
Total		3,169,974	(995,790)	2,174,184

35

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(2)	Corresponds to: i) $51,808 for contributions and shares in the National Hydrocarbons Fund (from the Spanish Fondo Nacional de Hidrocarburos) created to support future hydrocarbon investment, exploration and production contracts in smaller fields for projects administered by the Colombia Hydrocarbons Private Capital Fund (from the Spanish Fondo de Capital Privado de Hidrocarburos de Colombia); and ii) $9,430 from Colpet, Cóndor and Sagoc Fund to deal with potential contingencies in the liquidation of these former subsidiaries.

(3)	Corresponds to deposits to the Oil Savings and Stabilization Fund (from the Spanish Fondo de Ahorro y Estabilización Petrolera - FAEP) in Ecopetrol’s favor to address the remainder of the National Royalties Fund. Its sole purpose is the payment debts and finance development programs and projects in hydrocarbon producing and non-producing municipalities and departments. Ecopetrol disburses amounts after the Ministry of Finance issues the corresponding approvals.

(4)	Mainly includes: i) Restricted funds in the amount of $8,300, represented by judicial deposits to pay for labor, civil and tax litigations, and ii) third party property improvements on assets received through concessions for the Colorados and Tumaco wells in the amount of $11,157 ($47,691 in 2013).

(14)	Financial Obligations

The balance of financial obligations is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Current
Interests payable	122,066	219,732
BOMT contracts - Infrastructure (1)	11,558	11,331
International Bank Loans (2)	74,253	111,347
Total Current	207,877	342,410

Long term
Foreign loans – Bonds (3)	7,861,280	7,707,320
National bank loans (5)	1,839,000	1,839,000
International bank loans (2)	550,722	444,254
Public credit operations - Issued bonds and securities (4)	1,900,000	1,900,000
BOMT contracts - Infrastructure (1)	89,058	87,314
Total long term	12,240,060	11,977,888

(1)	They correspond to the contract signed on September 19, 2008 between Ecopetrol and Unión Temporal Gas Gibraltar (Montecz S.A., Conequipos ING Ltda., Gasmocan S.A. and Twister BV), whose purpose is focused on financing, design, equipment purchase, supplies, construction, tests, operation and maintenance for a 15-year period of the surface facilities for the treatment of gas from the Gibraltar field owned by Ecopetrol.

(2)	The US Congress approved the granting of guarantees by the U.S. Exim bank to Ecopetrol S.A, through its Long Term Guarantee Programs (LTG) and Medium Term (MTG). To have access to these programs, the Company selected 4 International banks as lenders in the LTG and 2 for the MTG.

36

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Terms and conditions of the guarantee programs are as follows:

Financing Contract:	Long term (LTG)	Medium Term (CGF)
Amount USD million:	Up to 426.6	Up to 420.6
Term:	Up to 10 years	Between 2 and 7 years
Rate of Interest:	Libor of 6 months + 0.90%	Libor of 6 months + 0.65%
Commission:	0.15% E.A. R Share 0.40% Paid in each disbursement	0.15% E.A.R Share 0.35% Paid in each disbursement
Guarantee:	Guarantee US Exim Bank on political and trading risk
Amortizations:	Equal every six months

As at December 31, 2013, the Company completed the disbursements under the LTG in the amount of US$245 million. On the other hand, as of March 31, 2014 US$85 million were received, under the CGF program.

(3)	Issuance of International Bond 2009

On July 23, 2009, the Company issued unsecured and unsubordinated debt bonds (notes) with the right to register them at the SEC, maturing in 2019, for the amount of US$1,500 million. The registration took place on October 6, 2009. The notes were initially issued under Rule 144A/Regulation.

Coupon interests: 7,625%

Make Whole Premium (Make Whole Call): 50 pbs.

Interest payment dates are: July 23 and January 23 of every year.

Maturity date: July 23, 2019.

Issuance of International Bond 2013

On September 18, 2013, the Company made an issuance of US$2,500 million of bonds (notes) of unsecured debt and registered with the Securities and Exchange Commission of the United States- SEC divided into three sections with the following terms and conditions:

Redemption Term:	5 years	10 years	30 years
Date of Maturity	Sept 18, 2018	Sept 18, 2023	Sept 18, 2043
Amount (US$ million)	350	1,300	850
Coupon:	4.250%	5.875%	7.375%
Make Whole Call (pbs):	40	45	50
Payment of interests:	March 18 and September 18, starting from March 18, 2014

37

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

In accordance with the definitions contained in the issuance documents for both 2009 and 2013, the Company has complied with the various standard commitments (covenants) including the due and timely payment of interest and capital; no creation of collateral pledges by Ecopetrol and its subordinates, except for authorized pledges; and the offer to purchase the bonds in the event of repurchasing for control change.

(4)	Issuance of Local Bond 2010

Through Resolution No. 3150 of October 20, 2010, Ecopetrol was authorized by the Ministry of Finance and Public Credit to issue, subscribe and place internal public debt bonds for an amount of up to one billion Colombian pesos, to finance Ecopetrol 2010 investment plan. Subsequently, through Resolution No. 2176 of November 11, 2010, the Company obtained the authorization of the Superintendence of Finance to register its internal public debt bonds at the National Register of Securities and Issuing Agencies, and to place them through public offering.

The terms of the issuance and placement of the internal public debt bonds are as follows:

Amount placed:	$1,000,000 million pesos

Issuance date:	December 1, 2010

Amortization:	At maturity

Series A:	Bonds denominated in pesos at a variable rate based on the consumer price index (CPI)

Redemption Term:	5 years	7 years	10 years	30 years
Rate:	CPI + 2.80%	CPI + 3.30%	CPI + 3.94%	CPI + 4.90%
Amount (millions)	$97,100	138,700	479,900	284,300

Issuance of local Bond 2013

With Resolution No. 2462 of July 30, 2013, issued by the Ministry of Finance and Public Credit, Ecopetrol was authorized to issue, subscribe and place Bonds and Trading Securities at the Public Securities Market of Colombia amounting up to $3 billion pesos ($3,000.000,000,000) through public offering.

Subsequently, the Superintendence of Finance approved the registration of Bonds and Trading Securities under the Program, at the National Registry of Securities and Issuers, and authorized their public offer by Resolution No. 1470 of August 2, 2013.

38

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The following was the result of the first issuance and placement of internal public debt bonds under the program:

Amount placed:	$900,000 millions

Issuance date:	August 27, 2013

Amortization:	At maturity

Payment of interests:	Every six months

Series C:	Bonds denominated in Colombian pesos at a variable rate on the CPI

Redemption Term:	5 years	10 years	15 years	30 years
Rate:	CPI + 3.79%	CPI + 4.60%	CPI + 4.90%	CPI + 5.15%
Amount (millions)	$120,950	168,600	347,500	262,950

(5)	Corresponds to the financing operation in local currency with seven Colombian Banks, with the following conditions:

Disbursement date:	May 27, 2013

Term:	12 years with a 3-years grace period

Payment of interests:	As of November 2013

Rate:	FTD + 2.5% (anticipated quarterly rate)

Amortization:	Every Six Months

Guarantee:	No guarantees were required for the new loan.

The detail of the amortization payments of long-term principal is as follows:

2016	102,167
2017	204,333
2018	204,334
2019	204,333
2020	204,333
2021	204,333
2022	204,334
2023	204,333
2024	204,333
2025	102,167
1,839,000

Currently, Ecopetrol does not anticipate any situation that may represent noncompliance of its obligations in the near future.

39

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(15)	Accounts Payable and Related Parties

The balance of accounts payable and transactions with related parties is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Dividends payable (1)	10,694,086	1,313,596
Suppliers	3,884,664	4,263,731
Related parties (2)	360,171	382,318
National Hydrocarbons Agency	385,636	385,636
Partners advances	866,619	822,325
Deposits received from third parties	224,637	579,868
Miscellaneous creditors	143,669	216,479
Tax withholding	249,402	350,414
Reimbursement of exploratory costs	23,555	23,158
Total	16,832,439	8,337,525

(1)	Represents the dividends payable as decreed at the Shareholders' General Meeting outstanding in the amount of $10,690,342; Also, dividends payable to shareholders who are in arrears in the payment of quotas generated by the purchasing of shares in the amount of $3,744, and to whom economic and political rights have been suspended pursuant to Article 397 of the Code of Commerce. Such payments will be reinstated once the payments are up to date.

(2)	The most representative balances with related parties as at March 31, 2014 and December 31, 2013, in which Ecopetrol holds investments or direct interests, are included in debtors, suppliers and accounts payable as follows:

	Accounts Receivable	Advances Receivable	Accounts Payable
Current
Refinería de Cartagena S. A.	218,546	-	277
Compounding and Masterbatching (COMAI)	16,645	-	-
Oleoducto de los Llanos Orientales - ODL	2,064	-	9,000
Hocol S.A.	398,639	12,924	16,564
Equión Energía Limited	491,747	9,848	6,821
Ocensa S. A.	3,201	-	171,430
Oleoducto de Colombia S. A.	1,595	24,094	42,709
Oleoducto Bicentenario de Colombia	1,295	45,869	823
Cenit S.A.	1,706,492	-	100,026
Black Gold Re Limited	78	-	-
Ecopetrol Capital AG.	418	-	-
Ecopetrol América Inc.	-	-	12,521
Total current:	2,840,720	92,735	360,171
Long Term:
Refinería de Cartagena S. A. (largo plazo)	1,109,626	-	-
Oleoducto Bicentenario de Colombia	-	180,948	-
Total long term	1,109,626	180,948	-
Balance as of March 2014	3,950,346	273,683	360,171

40

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

	Accounts Receivable	Advances Receivable	Accounts Payable
Current:
Refinería de Cartagena S. A.	538,187	-	314
Compounding and Masterbatching (COMAI)	9,524	-	-
Oleoducto de los Llanos Orientales - ODL	2,760	-	6,928
Hocol S.A.	246,346	18,735	27,714
Equión Energía Limited	161,672	15,558	97,699
Ocensa S. A.	2,616	-	140,247
Oleoducto de Colombia S. A.	1,425	-	35,355
Oleoducto Bicentenario de Colombia	6,401	-	-
Cenit S.A.	1,035,855	-	21,337
Black Gold Re Limited (*)	25	-	-
Ecopetrol Capital AG.	217,882	-	-
Ecopetrol América Inc.	-	-	50,402
Santiago Oil Company	-	-	2,322
Ecopetrol del Perú	26	-	-
Total current:	2,222,719	34,293	382,318
Long Term:
Refinería de Cartagena S. A. (largo plazo)	1,109,626	-	-
Oleoducto Bicentenario de Colombia	-	224,406	-
Total long term:	1,109,626	224,406	-
Total as of December 2013	3,332,345	258,699	382,318

The main transactions with related parties for the periods ended as at March 31, 2014 and 2013 are as follows:

	Sales & Services	Rent	Other
Revenues:
Bioenergy S.A.	84	-	-
Black Gold Re Limited	69	-	-
Cénit Logística y Transporte	292,675	-	1,113
Compounding and Masterbatching (COMAI)	47,400	-	-
Ecopetrol América Inc.	-	-	418
Ecopetrol Capital AG.	-	-	13,276
Ecopetrol del Perú	-	-	1
Ecopetrol Oleo é Gás do Brasil Ltda.	372,899	-	202
Hocol S.A.	384,187	-	1,842
Ocensa S.A.	5,117	1	1,793
Oleoducto Bicentenario de Colombia S.A.	2,821	-	1,856
Oleoducto de Colombia S.A.	2,905	-	476
Oleoducto de los Llanos Orientales S.A.	3,790	-	8
Refinería de Cartagena S.A.	737,700	-	24,259
Santiago Oil Company	524	-	30
Total for the three-month period ended March 2014	1,850,171	1	45,274

41

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

	Sales & Services	Rent	Other
Revenues:
Bioenergy S.A.	84	-	-
Black Gold Re Limited	41	-	2
Compounding and Masterbatching (COMAI)	50,286	-	-
Equión Energía Limited	2,434	-	602
Hocol S.A.	4,703	-	-
Homcol Cayman Inc	102	-	-
Ocensa S.A.	8,345	134	6
Oleoducto Bicentenario de Colombia S.A.	4,190	-	4
Oleoducto de Colombia S.A.	2,124	-	-
Oleoducto de los Llanos Orientales S.A.	4,499	-	1
Refinería de Cartagena S.A.	1,380,900	-	16,039
Santiago Oil Company	-	-	179
Total for the three-month period ended March 2013	1,457,708	134	16,833

	Purchase of Products	Transportation Cost	Other
Expenses:
Refinería de Cartagena S. A.	14,945	-	14
Hocol Petroleum Ltd.	-	2,362	-
Equión Energía Limited	7,673	1,318	850
Ocensa S. A.	-	452,274	-
Oleoducto de los Llanos Orientales S.A.	-	110,377	5
Oleoducto Bicentenario de Colombia S.A.	-	130,291	-
Oleoducto de Colombia S. A.	-	44,623	-
Cénit Logística y Transporte	-	331,720	55,681
Ecopetrol América Inc.	-	-	151
Total for the three-month period ended March 2014	22,618	1,072,965	56,701

	Purchase of Products	Transportation Cost	Other
Expenses:
Refinería de Cartagena S. A.	192,102	-	53
Hocol Petroleum Ltd.	-	2,388	-
Equión Energía Limited	-	1,096	749
Ocensa S. A.	-	320,281	-
Oleoducto de los Llanos Orientales S.A.	-	116,123	-
Oleoducto de Colombia S. A.	-	40,858	-
Ecopetrol América Inc.	762	-	773
Total for the three-month period ended March 2013	192,864	480,746	1,575

42

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

There are no special price conditions or exceptions to market values with related parties.

No member of the Board of Directors, Legal Representative or Administrator of the Company is the actual beneficiary of 10% or more of Ecopetrol’s outstanding shares.

In 2013, non-material purchase and/or sale transactions of Ecopetrol shares were made by the following administrators of the Company. Such transactions were duly authorized and disclosed to the market on a timely basis. As of March 31, 2014, no such transactions were made.

Official	Operation	Authorization Minutes
Chairman of the Board of Directors	Sale of 20,311 Shares	N° 172, March 15, 2013

(16)	Taxes, Contributions and Duties Payable

The detail of taxes, contributions and duties payable is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Taxes
Income tax	5,081,372	5,210,836
Income tax for equality - CREE	2,336,067	1,875,901
National tax on gasoline and gasoline surtax	216,277	224,694
Sales tax payable	(32,564)	21,189
Tax on Equity (1)	476,494	476,494
Industry and Commerce (Municipal) tax and other minor taxes	121,228	37,056
Audit fee	102,423	87,923
Total Taxes	8,301,297	7,934,093

(1)	The last two installments of the tax on equity will be paid in 2014.

The balance of asset and liability deferred income tax and income tax for equality CREE is as follows:

	As of March 31,	As of December 31,
	2014	2013
Asset deferred tax:
Beginning balance - Income tax	1,368,246	1,507,035
Beginning balance CREE	502,143	-
Movement of the year - Income tax	-	(138,789)
Movement of the year - CREE	-	502,143
Ending balance	1,870,389	1,870,389
Liability deferred tax:
Beginning balance - Income tax	1,474,062	1,657,613
Beginning balance CREE	530,661	-
Movement of the year - Income tax	-	(183,551)
Movement of the year - CREE	-	530,661
Ending balance	2,004,723	2,004,723

43

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Composition of income tax, capital gains tax, and income tax for equality - CREE expense as at March 31, 2014 and 2013.

The expense on account of income tax, occasional gains tax and income tax for equality (CREE) is comprised as follows:

	March	March
	2014	2013
Current income tax	1,237,584	1,800,806
Current income tax - CREE	460,165	-
Total	1,697,749	1,800,806

The effects of temporary differences that imply the payment of a lower or higher income tax in the current year, are accounted for as a deferred tax asset or liability, both for the income tax and for the income tax for equality - CREE as applicable, provided there is a reasonable expectation that such differences will revert, liability in case of the deferred tax assets or sufficient taxable income will be generated to recover the deferred tax. The deferred tax is calculated at either a of 34% ( 25% income tax and 9% tax for equality - CREE) or 33% (25% income tax and 8% tax for equality - CREE) rate, as applicable.

The determination of the taxable basis for both income tax and income tax for equality CREE is the result of the application of the regulations in force in each case.

Income tax

Current tax provisions applicable to Ecopetrol S.A. establish the following:

(a)	As from January 1, 2013, taxable income in Colombia will be subject to a 25% income tax rate subject to special rates pursuant to explicit disposition.

(b)	The basis for determining income tax may not be below 3% of its net equity on the last day of the immediately preceding fiscal year.

(c)	As from taxable year 2007, the inflation adjustments system was eliminated for tax purposes, and the tax on capital gains was reactivated. Article 109 of Act 1607 of December 2012 established a new tax rate on occasional these gains for companies and is to be applied as from 2013; such rate is equivalent to 10%.

(d)	At March 31, 2014, Ecopetrol has no balances of tax losses or excesses of presumptive over ordinary income to be offset.

(e)	Income tax returns can be reviewed by the tax authorities for up two years following their filling. To date, the 2012 income tax return is open for review.

(f)	The deadline to file the income tax return of taxable year 2013 was April 22, 2014.

44

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Income Tax for Equality (CREE)

Current tax provisions applicable to Ecopetrol S.A. establish the following:

(a)	Act 1607 of December 2012 introduced the income tax for equality - CREE, effective as from January 1, 2013, as the contribution of companies, legal persons and assimilated income tax payers in order to benefit workers, employment generation and investment in social matters. Non-for-profit entities, individuals and companies classified as free trade zones are subject to the 15% tax rate are not subject to the income tax for equality - CREE.

(b)	The basis for determining the income tax for equality - CREE may not be lower than 3% of tax payer’s net equity on the last day of the immediately preceding taxable period.

(c)	The rate for the income tax for equality - CREE for 2013, 2014 and 2015 is 9%; as from taxable year 2016, such rate will be 8%.

(d)	According to Article 25 of Act 1607 of December 2012, effective as from July 1, 2013, legal persons and assimilated income tax payers, are exempted from paying payroll taxes (National Training Service - SENA and Colombian Institute for Family Welfare - ICBF). Corresponding to workers individually earning up to ten (10) minimum monthly salaries in force. This exemption does not apply to taxpayers not subject to the income tax for equality - CREE.

(e)	The taxable basis of the income tax for equality - CREE will be established by subtracting returns, rebates and discounts from the gross income that may have increased equity during the taxable year and subsequently subtracting from the resulting amount the values corresponding to revenues not considered taxable income as defined in the Tax Code. From the net income so obtained, the total costs and deductions applicable to this tax will be deducted, in accordance with the provisions of Articles 107 and 108 of the Tax Code. Exempt income, as expressly determined by Article 22 of Act 1607 of 2012, will then be allowed to be deducted from that amount.

Tax on Equity

For taxable year 2011, the equity tax was established for income taxpayers under Act 1370 of 2009. Therefore, taxpayers owning net equity exceeding $5,000 million should pay a 4.8% rate, and those owning net equity between $3,000 million and $5,000 million should pay a 2.4% rate on such equity.

A new rate for taxpayers required to pay such tax was included by means of Emergency Decree Number 4825 of December 2010. Such rates are: 1% for net equity between $1,000 and $2,000 million, and 1.4% for equity between $2,000 and $3,000 million.

In addition, a surcharge of 25% was established by such Decree on this tax, which is only applicable to equity taxpayers under Act 1370 of 2009.

Based on the above, and in accordance with accounting management decrees, Ecopetrol recognized the value of the equity tax payable, and the corresponding charge to income, for the proportional value corresponding to 2011, 2012 and 2013. The pending balance payable was registered as a deferred asset amortizable during 2014.

45

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Transfer Pricing

Since 2004, income taxpayers who had entered into transactions with related parties abroad, and/or with residents of countries considered to be tax havens, are under the obligation of determining, for income tax purposes, their ordinary and extraordinary income, costs and deductions, and assets and liabilities, taking into account the denominated market prices and profit margins for these transactions (Arm’s length principles). Based on the opinion of the Company’s advisor, no significant changes are expected for taxable year 2013 related to the compliance with the principle of full jurisdiction set out in Article 260-1 of the Colombian Tax Code, and there are no foreseen adjustments to the determination of income tax expenses for the said year.

To date, Ecopetrol has not completed the 2013 study; however, based on the results from the 2012 study, no adjustments to the income tax provision derived from the 2013 price analysis, affecting the results of the period, are required.

(17)	Labor and Pension Liabilities

The balance of labor and pension liabilities is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Current
Vacations	92,640	84,210
Premiums, bonuses and allowances	84,472	75,125
Severance payments	15,855	50,626
Salaries and pensions payable	4,941	5,126
Interests on severance	2,436	5,753
Other	3,269	5,818
Total current	203,613	226,658

Long term
Actuarial liability for health and education (1)	4,287,803	4,211,288
Retirement pensions, joint ventures	66,543	66,544
Total long term	4,354,346	4,277,832
Total	4,557,959	4,504,490

(1)	The actuarial computations for health and education for Ecopetrol S.A., were prepared by applying The Mortality Tables updated in 2010 and using a technical interest rate of 4.8%. In 2013 to estimate the value of future health and education payments, an increase of 5.992% was applied (inflation + Health Growth Rate). Based on the results provided by our actuary in 2013 and in order to update our reserve during 2014 the accumulated IPC (Colombia´s equivalent to the consumer price index in the United States) (1.94%) from the preceding year was used.

46

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The following is the detail of the actuarial liability amortized from 2010, based on the policy applied related to changes in mortality rates:

	As of March 31,	As of December 31,
	2014	2013
Actuarial calculation of health liabilities	4,073,526	4,053,865
Less - Actuarial calculation pending amortization	(170,562)	(227,416)
Amortized actuarial liability	3,902,964	3,826,449

The amortized actuarial liability is as follows:

	As of March 31,	As of December 31,
	2014	2013
Health:
Active Personnel	528,450	518,089
Retirees	3,374,514	3,308,360
Education:
Active Personnel	48,081	48,081
Retirees	336,758	336,758
Total	4,287,803	4,211,288

(18)	Estimated Liabilities and Provisions

The balance of estimated liabilities and provisions is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Current:
Provision for legal proceedings (1) (see Note 29)	509,495	516,446
Provision for pension obligations (2)	444	500
Provision for abandonment, facility dismantling and environmental recovery costs (3)	75,030	90,162
Other provisions	193,207	196,156
Provisions for contingencies (4)	912,831	918,979
Total current	1,691,007	1,722,243
Long term
Provision for abandonment, facility dismantling and environmental recovery costs (5)	4,470,078	4,469,500
Provisions for community members (6)	464,972	445,364
Total long term	4,935,050	4,914,864
Total	6,626,057	6,637,107

47

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(1)	The movement in the provision for legal proceedings as at March 31, 2014, is as follows:

	Number of Proceedings	Provision Amounts
Opening Balance	287	516,446
Additions, new provisions	117	11,670
Recovery from transfer of proceedings	(44)	(18,264)
Uses	-	(357)
Closing Balance	360	509,495

The movement in the provision for legal proceedings as at December 31, 2013 is as follows:

	Number of Proceedings	Provision Amounts
Opening Balance	673	770,922
Additions, new provisions	229	96,267
Recovery from transfer of proceedings	(615)	(307,113)
Uses	-	(43,630)
Closing Balance	287	516,446

(2)	Corresponds to the estimated pension amounts, pending payment, for people who joined Ecopetrol after January 29, 2003 (Act 797 of 2003) and until the first quarter of 2004, who are covered by the General Pension Scheme (from the Spanish Régimen General de Pensiones).

(3)	The decrease corresponds to $15,132 mainly used in the following fields: La Cira, Lisama, Casabe, San Francisco, Yarigui – Cantagallo y Doima.

The following shows the movements in the provisions for current abandonment, facility dismantling and environmental recovery costs:

	As of March 31,	As of December 31,
	2014	2013
Opening Balance	90,162	40,167
Additions, updates - (decreases)	-	(4,060)
Short term update	-	147,605
Withdrawals and use	(15,132)	(93,550)
Closing Balance	75,030	90,162

(4)	Represented by: (i) $798,210 (2013 - $804,358) to comply with payment of pension liability (Note 21 No 3.); (ii) $28,364 (2013- $28,364) for potential PDVSA claims for payment of work to clean up and decontaminate Lake Maracaibo in Venezuela; (iii) $86,101 (2013- $86,101) for situations with environmental implications; and (iv) $156 (2013 -$156) corresponding to the success-based fees for the representative in the litigation against Ecopetrol initiated by Industrias Crizasa.
48

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(5)	The movements of the provision for long-term abandonment, facility dismantling and economic recovery costs is as follows:

	As of March 31	As of December 31
	2014	2013
Opening Balance	4,469,500	3,802,841
Additions, updates - (decreases)	578	881,003
Short term update	-	(147,605)
Withdrawals and use	-	(66,739)
Closing Balance	4,470,078	4,469,500

(6)	Includes the interim relief ordered by the Council of State in its decree of June 24, 1994 in the invalidity action brought by the Ministry of Mines and Energy against Comuneros (community members) of Santiago de las Atalayas and Pueblo Viejo de Cusiana, corresponding to the attachment and seizure of the payments to be made by Ecopetrol for royalties, based on Royalty contracts No. 15, 15A, 16 and 16A, declared null and void by the Council of State in its ruling of September 13, 1999, in which it was ordered that such interim relief should be cancelled and that the attached and seized amounts should be handed over to the State - the Ministry of Mines. Ecopetrol has capacity as receiver. Of said amount, $90,752 corresponds to the value initially recognized by Ecopetrol, as well as the valuation of the fund containing the resources and $374,220 corresponds to generated interest. In a ruling on December 12, 2012, notified by edict on January 21, 2013, the Council of State declared that the special plea for reconsideration filed by the Comuneros was dismissed.

(19)	Other Long-term Liabilities

The balance of other long-term liabilities is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Credit deferred income tax	2,004,723	2,004,723
Advances received from Ecogas for BOMT’s	376,479	402,660
Other liabilities	41,444	105,807
Total	2,422,646	2,513,190

(20)	Shareholders’ Equity

Subscribed and Paid-in Capital

Ecopetrol’s authorized capital amounts to $15,000,000, and is comprised by 60,000,000,000 ordinary nominative shares at a $250 pesos par value each. 41,116,698,456 of such shares have been subscribed represented by 11.51% of non-controlling interest and 88.49% held of shareholders from Government entities. The value of the reserve shares amounts to $4,720,825 comprised by 18,883,301,544 shares.

49

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Additional Paid-in Capital

Mainly corresponds to: (i) the surplus with regards to its par value derived from the sale of shares upon capitalization in 2007 in the amount of $4,700,963; (ii) $31,225 corresponding to the value generated by placing shares on the secondary market, arising from the execution of guarantees from debtors in arrears in accordance with the stipulations of Article 397 of the Code of Commerce; and (iii) to the surplus over the par value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2,222,443.

The Detail of the additional paid-in capital is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Additional paid-in capital shares	6,954,674	6,954,631
Additional paid-in capital receivable	(226)	(257)
Total	6,954,448	6,954,374

Summary of Valuations and Surplus from Valuations

	As of March 31,	As of December 31,
Property, plant and equipment	2014	2013
Plant and equipment	3,694,122	3,701,009
Buildings	1,645,926	1,656,859
Land	2,277,834	2,277,476
Pipelines and lines	1,700,244	1,702,953
Transportation equipment and other assets	102,527	104,104
Computer Equipment	32,606	33,138
	9,453,259	9,475,539

	As of March 31,	As of December 31,
Variable yield Investments	2014	2013
Investments in mixed economy companies	861,692	814,360
Investment in Government entities	448,406	466,673
	1,310,098	1,281,033
Total	10,763,357	10,756,572

Equity Reserves

The legal reserve is made up of 10% of net income and can be used to offset losses or to distribute in the event of liquidating the Company.

On March 26, 2014, the results for 2013 were considered by the General Assembly of Shareholders, at which it was decided not to increase the legal reserve since it currently represents 50% of the subscribed capital.

50

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

The detail of reserves is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Legal reserve	5,139,587	5,139,587
Occasional reserves for investment programs (See statement of Changes in Shareholders´ equity)	12,802,795	9,945,733
Regulatory Decree 2336 of 1995 (See statement of Changes in Shareholders´ equity)	20,989	215,406
Total	17,963,371	15,300,726

Incorporated Institutional Equity

Corresponds to the product of commercial activity mainly linked to the following associates contracts: Nare; Matambo; Garcero; Corocora; Estero; Caracara, for the Sardinas 6, Remache Norte 3, Abejas 3, Jaguar T5 and T6 wells, Orocué; the Guarilaque 7 well; Campo Rico for the Candalay, Jordán 5, Remache Norte 2 and 5, Abejas 2 and Vigia wells, and the incorporation of the Cocorná materials warehouse.

Effect of Applying the Government Accounting Regime-RCP (from the Spanish Régimen de Contabilidad Pública)

Corresponds to the transfer of negative balances derived from devaluations of property, plant and equipment, as established by the Public Accounting Regime as from 2008.

This heading also shows the responsibilities pending decision arising from proceedings on loss of materials, through enforcement of the process established in the above - mentioned standard.

51

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(21)	Memorandum Accounts

The detail of memorandum accounts is comprised as follows:

	As of March 31,	As of December 31,
	2014	2013
Debtor
Exploitation rights - Decree 727 of 2007 (1)	62,235,628	61,016,768
Other contingent rights and debtor accounts (2)	39,237,970	35,532,747
Costs and expenses (Deductible and non-deductible)	22,890,984	22,890,984
Pension-related autonomous equity (3)	11,554,815	11,449,876
Securities given in custody and guarantee	1,074,506	1,249,286
Implementation of Investment projects	21,953	21,953
Legal proceedings	502,427	779,871
Total	137,518,283	132,941,485

Creditor
Legal proceedings	29,870,101	28,804,122
Goods received in custody (4)	20,449,317	20,047,535
Contractual guarantees (5)	13,870,963	14,002,731
Pension-related autonomous equity (6)	12,350,296	12,254,234
Non-tax liabilities	10,660,393	10,660,393
Work Contracts	3,333,183	3,267,904
Other contingent liabilities	5,179	5,179
Potential liabilities - pension liabilities (6)	304,327	405,769
Non-taxed income	5,567,612	5,567,612
Mandate agreements (7)	1,252,664	1,279,886
Administration funds - Decrees 1939 of 2001, and 2652 of 2002	973,564	973,564
Future BOMT´s payments	347,688	19,028
Total	98,985,287	97,287,957

(1)	Reserves valued as of December 31, 2013 based on the volumes in the audited reserves study and applying the average price set by SEC-approved regulations. On March 7, 2007, Decree 727 was issued, featuring the regulations for valuating reserves and accounting for the Nation's hydrocarbon reserves in the Company's financial statements. The decree also establishes that value of hydrocarbon exploration and production rights it owns must recorded. Said value is recorded under memorandum accounts in accordance with the opinion provided by the National Accounts Office (CGN); however, the memorandum accounts are not part of the Company´s balance sheet.

(2)	The balance corresponds mainly to the following: (i) the balance of tax memorandum accounts in the amount of $30,224,255, which reflect the differences between the values of both equity and income statement accounts taken from the 2013 tax return, and the accounting balances. The differences are derived from concepts such as valuations, allowance not accepted for tax purposes, the difference in the amortization method for oil investments, which is done by using the units of production method for accounting purposes, and by using the straight-line method for tax purposes, and the effect of the adjustment for inflation, amongst other and (ii) securities in custody in the amount of $9,013,715.

52

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(3)	Reflects the contingent right (debtor account) on resources placed in the pension-related autonomous trust, to pay transferred pension liabilities, in order to control the existence of liquid resources in the autonomous equity fund. The value transferred as of March 31, 2014 in the amount of $11,554,815 (on the date of transfer, December 31, 2008, $10,092,528), corresponds to the pension liability for monthly pension payments, shares and pension bonds; the amounts tied to health and education are within Ecopetrol’s pension liability. The transferred resources, and their yields, cannot change destination or be returned to the Company until all pension liabilities have been fulfilled.

The Detail of pension-related autonomous pension trust funds is comprised as follows:

	As of March 31, 2014	As of December 31, 2013

Consorcio Ecopensiones 2011	$3,041,106	3,007,450
Porvenir S.A	2,554,647	2,525,046
Consorcio Pensiones Ecopetrol 2011	2,052,774	2,058,602
Unión temporal Skandia-HSBC	1,840,020	1,813,095
Consorcio Bogotá-Colpatria-Occidente	2,066,268	2,045,683
Total	$11,554,815	11,449,876

(4)	Includes, the value of royalties corresponding to the balance of Ecopetrol reserves, in the amount of $20,134,959 (2013 - $19,740,624), calculated according to SEC-approved regulations. This heading also includes the inventories of products sold and materials pending delivery to clients in the amount of $45,666 (2013 - $43,453), goods received in concession custody: Coveñas in the amount of $41,660; Pozos Colorados in the amount of $21,058; and Tumaco, in the amount of $6,083 (2013 - $41,660; $21,058 and 6,083 respectively) and investments of Black Gold administered by Ecopetrol for $199,891(2013 - $19,658).

(5)	Includes contracts pending for execution, in pesos, dollars and euros, updated at the TRM as at March 31, 2014 in the amount of $12,917,756 and standby letters of credit guaranteeing contracts signed by Ecopetrol S.A. in the amount of $953,207 (2013- $1,084,975).

The financial closing for awarding two contingent guarantees to Refinería de Cartagena S.A.- Reficar, by Ecopetrol was carried out on December 30, 2011. Such guarantees are part of the financial support granted by a group of Export Credit Agencies and by commercial banks for the project of expansion and modernization of Reficar. The financing structure is of the Finance Project type with a maximum repayment term of 14 years, counted as of the six months following the date of the project completion. For the project financing purposes, Ecopetrol granted to Reficar: i) contingent guarantee for the resources necessary to complete the project (US$1,447 million equivalent to $ 2,843,818 (2013 - 2,788,123)); and ii) a contingent guarantee for the payment of eventual amounts that could be needed by Reficar for the debt service between December 2013 and December 2014 (US$249 million equivalent to $489,365 (2013 - $479,781)).

53

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(6)	Made up of the value of the actuarial calculation of monthly pension payments, shares and bonds as of December 31, 2013 plus the percentage of amortization of the 2010 reserve that arose from the update of mortality tables and from the change in the accounting principle for amortization. As of March 31, 2014 the updating was made based on the estimation provided by the actuary at the cutoff date.

The balance of the amortized actuarial liability is as follows:

	As of March 31,	As of December 31,
Concept	2014	2013
Actuarial calculation of the liability for monthly pension payments and pension bonds	12,654,623	12,660,003
Less - Actuarial calculation pending amortization	(304,327)	(405,769)
Amortized actuarial liability	12,350,296	12,254,234

The balance of pension-related autonomous trust funds, the value of the actuarial reserve, and the amortized value of the pension liability for monthly payments are included in memorandum accounts.

As of December 31, 2013, 13,106 people were covered in the actuarial calculation, and 13,885 were covered in pension bonds.

(7)	Includes the value of assets received in custody from Refinería de Cartagena S.A. in fulfillment of obligations acquired under the mandate contract signed between Ecopetrol and that Company to operate the refinery, as follows: product inventories in the amount of $334,424 (2013 - $358,351); and property, plant and equipment in the amount of $918,240 (2013 - $921,355).
54

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(22)	Revenues

The following is the detail of revenues for the three-month period ended:

	March	March
	2014	2013
National sales
Mid-distillates	2,488,003	2,280,601
Gasoline	1,289,918	1,295,678
Services	375,871	385,650
Natural gas	383,038	319,995
Other products	219,223	244,120
L.P.G. and propane	129,074	87,280
Asphalts	119,646	79,634
Crude	849,390	245,536
	5,854,163	4,938,494
Recognition of price differential (1)	361,534	175,605
	6,215,697	5,114,099
Foreign sales
Crude	8,416,307	8,617,947
Fuel oil	906,701	822,236
Natural Gas	145,886	136,122
Gasoline and turbo fuel	672	8,530
Propylene	47,400	50,286
Other products	9,028	8,679
Diesel	-	13,914
	9,525,994	9,657,714
Total Revenues	15,741,691	14,771,813

(1)	Corresponds to the application of Decree 4839 of December 2008, which defined the procedure for price differentials (value generated by the difference between parity price and regulated price which can be positive or negative).

55

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(23)	Cost of Sales

The following is the detail of cost of sales for the three-month period ended:

	March	March
	2014	2013
Variable costs:
Hydrocarbon purchases - ANH (1)	1,781,847	2,081,268
Imported products (2)	2,449,141	1,935,257
Purchase of crude in association and concession contracts	843,657	937,645
Gas royalties in cash (5)	84,034	-
Amortización y agotamiento	919,104	806,166
Hydrocarbon transportation services (3)	1,397,160	722,774
Services contracted in association (4)	162,253	163,412
Purchases of other products and gas	281,540	278,320
Processing materials	60,977	60,911
Electric power	35,866	49,461
Volume adjustments and other allocations	11,497	48,835
Initial inventory less final inventory	33,093	(302,843)
Variable Costs	8,060,169	6,781,206
Fixed costs:
Services contracted in association	358,934	326,731
Depreciation	316,032	357,473
Maintenance	364,203	293,248
Labor costs	322,465	279,913
Contracted services	303,720	226,647
Taxes and contributions	84,374	95,155
Materials and operating supplies	54,768	65,354
Non-capitalized project costs	35,207	47,482
Amortization of deferred charges, intangible assets and insurance policies	26,799	19,644
General costs	11,345	9,977
Amortization of the actuarial calculation for health and education	7,989	9,368
Fixed Costs	1,885,836	1,730,992
Total	9,946,005	8,512,198

(1)	Corresponds to Ecopetrol’s crude oil and gas purchases from the ANH derived from domestic production, both by the Company in direct operations and by third parties.

(2)	Corresponds mainly to purchases of very low sulfur diesel oil and diluents agents to facilitate the transportation of heavy crude oil.

56

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(3)	Includes the effect of applying the new benefit center business model with rates from the Ministry of Mines and Energy for the transportation in pipelines in ODC and Ocensa as of February of 2013 and starting Cenit’s operations as of April 1, 2013 and Bicentenario, operations as of on November 1st.

(4)	Corresponds to energy costs, fluid trasportation in tanker – trucks and process materials for Rubiales, Quifa, Caracara, Cravo Norte, Chipirón, Cosecha and Rondón contracts, which were identified and reclasified from fixed costs to variable.

(5)	Corresponds to accrued costs in favor of the ANH from money collected in cash from the exploitation of natural gas, pursuant Resolution 877 effective from January 01, 2014.

(24)	Operating Expenses

The following is the detail of operating expenses for the three-month period ended:

	March	March
	2014	2013
Administration:
Amortizations (1)	63,540	73,385
Labor expenses	57,503	57,193
General expenses	19,529	20,321
Depreciations	3,954	3,607
Amortization of the actuarial calculation for health and education	587	613
Rentals and leases	114	114
Taxes	13	86
	145,240	155,319
Operation and projects:
Taxes	554,344	554,859
Exploration expenses (2)	245,161	69,068
General expenses	104,572	48,757
Labor expenses	64,939	67,385
Transportation via gas pipeline and freight	58,138	6,358
Customs operation	53,018	29,044
Contributions and donations	42,377	5,426
Audit installment	14,500	13,283
Pérdida de combustibles	7,460	12,096
Agreements for support of public security	3,156	103,204
Maintenance	29	3,991
Previous periods	(851)	(27,273)
Operation Provisions, net (3)	(20,808)	11,069
Projects expenses	(28,216)	61,746
	1,097,819	959,013
Total Operation Expenses	1,243,059	1,114,332
57

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(1)	Includes the amortization of goowill of the following companies: Polipropileno Del Caribe S. A., Oleoducto Central S.A., Hocol S.A., Andean Chemicals Ltd., Offshore International Group and Equión Energía Limited in the amount of $58,406 (March 31, 2013 in the amount of $68,606).

(2)	Exploration expenses correspond mainly to feasibility studies seismic studies for projects Caño Sur and Offshore in the amount of $47,087; G&G International and Regional studies in the amount of $22,523; viability studies in the amount of $12,177; and dry wells in the amount of $86,329.

(3)	The detail of the operating provisions, is the following:

	March	March
	2014	2013
Debtors	-	26,583
Litigations	19,656	2,832
Inventories - products and materials	1,601	4,253
Investments	4	20
	21,261	33,688

The detail of operation provisions recovery is the following:

	March	March
	2014	2013
Property, plant and equipment	2,130	-
Debtors	-	1,518
Litigations	18,264	105
Transfer of pensions (See Note 21 No 3)	21,675	20,996
	42,069	22,619
Net	(20,808)	11,069

58

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(25)	Financial Income (Expenses), Net

The following is the detail of financial income (expenses) net, for the three-month period ended:

	March	March
	2014	2013
Income:
Foreign exchange gain (1)	1,198,126	637,158
Yields and interests	57,685	57,499
Dividends in cash	53,202	66,576
Profit from appraisal of investment portfolio	5,415	57,624
Hedging operations (2)	55	157
	1,314,483	819,014
Expense:
Foreign exchange loss (1)	1,292,102	588,542
Interest	148,368	85,740
Other minor expenses	3,968	918
Hedging operations (2)	32	1,418
	1,444,470	676,618
Net	(129,987)	142,396

(1)	The accumulated loss due to the exchange rate differences as of March 2014 was of $93,976 (as of March 2013 profit of $48,616), mainly due to the accumulated devaluation of 2%, going from the closing rate of $1,968.23 on December 31, 2013 to $1,965.32 on March 31, 2014.

(2)	The results of hedging transactions as of March 31, 2014 and 2013 correspond to those derived from the exchange rate.

(26)	Pension Expenses

The following is the detail of pension expenses for the three-month period ended:

	March	March
	2014	2013
Amortization of actuarial calculation and pensions (See Note 17)	66,155	87,433
Health care services	54,342	53,835
Education services	22,814	22,575
	143,311	163,843

59

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(27)	Other Income (expenses) net

The following is the detail of other income (expenses) net, for the three-month period ended:

	March	March
	2014	2013
Other Income
Profit on sale of materials and property, plant and equipment	1,057	7,871
Deferred BOMT income	34,965	31,465
Recovery of expenses	12,302	7,535
Other minor revenues	1,104	1,400
Compensation received	1,666	1,060
Income from services	901	789
Recovery of collection expenses	323	173
	52,318	50,293
Other expenses
Gas pipeline availability under BOMT contracts	24,727	24,640
Inter-administrative agreements and social investment	4,703	4,099
Other minor expenses	3,251	2,581
	32,681	31,320
	19,637	18,973

(28)	Results from Subsidiaries, Net

The application of the equity method in the subordinated companies or with significant influence, showed the following results for the three-month period ended:

	March	March
	2014	2013
Cenit - Transporte y Logistica de hidrocarburos	504,859	126,045
Hocol Petroleum Company	109,446	95,695
Ecopetrol Pipelines International Limited	89,195	90,283
Equión Energía Limited	85,900	27,512
Ecopetrol Capital AG	14,032	8,146
Offshore International Group	13,536	-
Black Gold Re Limited	4,734	1,693
Polipropileno del Caribe S.A.	1,184	(3,633)
Ecodiesel Colombia S.A.	983	1,462
Invercolsa	(378)	5,587
Refinería de Cartagena S.A.	(55,015)	(57,821)
Andean Chemicals Ltd.	(58,451)	(67,436)
Ecopetrol Global Energy	(85,414)	(73,855)
Resultado Neto	624,611	153,678

60

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

(29)	Contingencies

The following is a summary of the most significant legal proceedings with claims above $10,000 million pesos, for which allowances have been recognized, in accordance with the evaluations of the Company’s internal and external advisors, as of March 31, 2014 and December 31, 2013:

Proceeding	Suit	Allowance Amount as of March, 2014	Allowance Amount as of December, 2013
Municipality of Arauca	Class action suit. Contributions to the solidarity and electric-power-generation revenues redistribution fund, pursuant to Act 142 of 1994.	283,010	283,010

Garcero Association contract	Class action suit from Luis Enrique Olivera Petro against Ecopetrol, the Nation, the Ministry of Mines and others, on the extension of the Garcero association contract.	155,184	155,184

Offshore Exploration and Production, LLC	International Arbitration Court - In the framework of the purchase of Offshore International Group, the Seller (Offshore Exploration and Production LLC) filed a lawsuit to the Buyers (Ecopetrol and KNOC) in an international arbitration court before the International Center of Dispute Resolution, seeking to establish the liability limits acquired and established in the Purchase Agreement, in order to reject the claims and compensation requirements that Ecopetrol and KNOC have submitted to the Seller. Ecopetrol and KNOC filed a counterclaim lawsuit.	23,584	23,122

Claims Salary Impact - Saving Stimulus Suit	Apply the salary impact to the amounts paid under the saving stimulus scheme and consequently reassess fringe benefit payments (legal and extralegal) and monthly pension payments, from the date at which Ecopetrol began recognizing it.	5,079	18,689

As of March 31, 2014, the balance of the allowance for legal proceedings amounts to $509,495 (December 31, 2013 - $516,446)

(30)	Commitments

Gas Supply Contracts

In addition to existing contracts, the Company has entered into new gas sale or supply contracts with third parties, such as, Gases de Occidente S.A. E.S.P, Gas Natural S.A. E.S.P. and Gecelca S.A.

61

ECOPETROL S.A.

Notes to the Unconsolidated Financial Statements

Ship or Pay Contracts

Ecopetrol and ODL Finance S.A. have signed the following Ship or Pay contracts: i) the first contract is an agreement that supports the five-year debt obligation (Financial Tariff) with Grupo Aval. All payments are collected in a trust, from which the debt amortization payments are made. This contract was replaced by a new one, subscribed in May 2010, for a seven-year term, to reflect the new terms agreed with Grupo Aval, and ii) the second contract backs a securitization process (securities-related autonomous trust) for a seven-year term. The securities are administered from their issuance date by an autonomous trust fund structured for that purpose, to which the rights for invoicing, collecting and paying the securities holders have been assigned.

Under the first ship or pay contract, ODL Finance S.A. is committed to transporting 75,000 barrels of crude a day during the two-year grace period for the facility, and 90,000 barrels of crude oil per day during the subsequent five years. Under the second contract, ODL Finance S.A. is committed to transporting 19,500 barrels of crude during the first phase of the construction project (which began operations in September 2009) and 39,000 barrels of crude oil a day from the beginning of the second phase, which took place in the first quarter of 2010.

Bicentenario Ship or Pay Contract for Crude Oil Transportation

In order to finance the construction Stages 0 and 1 of the Bicentenario oil pipeline, crude oil transportation contracts were signed, creating the obligation on the part of the respective shareholder or affiliate to ship crude oil under its ownership: (i) from the Araguaney station to Coveñas, (ii) under the ‘ship or pay’ modality, and (iii) up to the capacity of the shareholder, determined by its share in Bicentenario, which will depend on the contracted capacity of all Bicentenario’s shareholders and/or affiliates, and which shall not be less than 110,000 bpcd.

In exchange for the shipping service, the shareholder or its affiliate must pay a fixed monthly fee, even if no barrels at all are shipped, from one of the following dates, whichever comes first: (i) The date at which the oil pipeline begins operation or (ii) 12 months from the date of the first disbursement of the syndicated loan, namely July 5, 2013. The right to receive the fee under the ship or pay modality was assigned to an autonomous trust created for the purpose of administrating and making payments.

The contracts will initially be in effect from the date of the first payment of the fee, or the date of the beginning of service, whichever takes place first, and will end on either (a) 12 years after the beginning of the period, or (b) the day on which all of the obligations under the contract have been discharged, whichever comes last. Once the above period has been completed, the contract will be in effect for an additional period of 20 years.

(31)	Presentation

Some figures of the financial statements as of December 31, 2013 and March 31, 2013 were reclassified in order to make the presentation of such financial statements comparable to that of the financial statements as of March 31, 2014.

62